Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
by and among
YANKEE CABLE ACQUISITION, LLC,
YANKEE METRO PARENT, INC.,
YANKEE METRO MERGER SUB, INC.
and
RCN CORPORATION
Dated as of March 5, 2010

i

Page

Section 8.13 No Presumption Against Drafting Party	79
Section 8.14 Interpretation	79
Section 8.15 Disclaimer	80
Section 8.16 Definitions	80
EXHIBIT
Exhibit A – Form of Limited Guarantee

          AGREEMENT AND PLAN OF MERGER, dated as of March 5, 2010 (as amended, modified or supplemented from time to time in accordance with its terms, the “Agreement”), by and among Yankee Cable Acquisition, LLC, a Delaware limited liability company (“Cable Buyer”), Yankee Metro Parent, Inc., a Delaware corporation (“Metro Parent”, and collectively with Cable Buyer, the “Parents”), Yankee Metro Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Metro Parent (“Merger Sub”), and RCN Corporation, a Delaware corporation (the “Company”). Capitalized terms used in this Agreement are defined in the Sections indicated for such terms in Section 8.16(b), and certain other terms used in this Agreement are defined in Section 8.16(a).
W I T N E S S E T H :
          WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Metro Parent.
          WHEREAS, the parties intend that the Cable Transfer be consummated immediately prior to the Merger.
          WHEREAS, the Board of Directors of the Company, acting upon the recommendation of a special committee of independent directors of the Company (the “Special Committee”), has by unanimous vote (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger and the other Acquisition Transactions, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company.
          WHEREAS, the Boards of Directors or Managers, as applicable, of Cable Buyer, Metro Parent and Merger Sub have approved this Agreement and declared it advisable for Cable Buyer, Metro Parent and Merger Sub, respectively, to enter into this Agreement.
          WHEREAS, Cable Buyer, Metro Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Sponsor is entering into a Limited Guarantee in favor of the Company with respect to certain obligations of Cable Buyer, Metro Parent and Merger Sub under this Agreement.
          NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Cable Buyer, Metro Parent, Merger Sub and the Company agree as follows:

ARTICLE I
THE ACQUISITION TRANSACTIONS
     Section 1.1 The Acquisition Transactions.
          (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, at or prior to the Closing, the Company shall effect, and shall cause its Subsidiaries to effect, the following transactions (collectively, the “Pre-Acquisition Transactions”) in the following order (provided that the formation of the entities described below need not occur in the following order):
               (i) The Company shall form a Delaware limited liability company (“Cable Opco”) that is a direct and wholly-owned Subsidiary of the Company. The Company shall contribute all of its employees, assets and liabilities related to the Cable Business, including those employees, assets and liabilities that relate to shared services between the Cable Business and the Fiber Business, to Cable Opco.
               (ii) RCN Telecom Services of Illinois, LLC, an Illinois limited liability company (“RCN IL”), shall distribute all of its assets and liabilities related to the Fiber Business to the Company. The Company shall then contribute its membership interests in RCN IL to Cable Opco in exchange for membership interests in Cable Opco.
               (iii) Starpower Communications, LLC, a Delaware limited liability company (“Starpower”), shall distribute all of its assets and liabilities related to the Fiber Business to RCN Telecom Services of Washington, D.C., Inc., a District of Columbia corporation (“RCN D.C.”). RCN D.C. shall then contribute its membership interests in Starpower to Cable Opco in exchange for membership interests in Cable Opco.
               (iv) RCN Telecom Services of Massachusetts, Inc., a Massachusetts corporation (“RCN MA Inc.”), shall form a Delaware limited liability company (“RCN-BecoCom LLC”) that is a direct and wholly-owned subsidiary of RCN MA Inc. RCN-BecoCom, Inc., a Massachusetts corporation, shall then merge with and into RCN-BecoCom LLC, and RCN-BecoCom LLC shall be the surviving company. RCN-BecoCom LLC shall distribute all of its assets and liabilities related to the Fiber Business to RCN MA Inc. RCN MA Inc. shall then contribute its membership interests in RCN-BecoCom LLC to Cable Opco in exchange for membership interests in Cable Opco.
               (v) RCN Telecom Services, Inc., a Pennsylvania corporation (“RCN Telecom”), shall form a Delaware corporation (“RCN PA Newco”) that is a direct and wholly-owned subsidiary of RCN Telecom. RCN PA Newco shall form a Delaware limited liability company (“RCN Telecom (Philadelphia)”) that is a direct and wholly-owned subsidiary of RCN PA Newco. RCN Telecom Services of Philadelphia, Inc., a Pennsylvania corporation, shall then merge with and into RCN Telecom (Philadelphia), and RCN Telecom (Philadelphia) shall be the surviving company. RCN Telecom (Philadelphia) shall distribute all of its assets and liabilities related to the Fiber Business to RCN PA Newco. RCN PA Newco shall then contribute its membership interests in RCN Telecom (Philadelphia) to Cable Opco in exchange for membership interests in Cable Opco.
               (vi) RCN Telecom shall form a Delaware limited liability company (“RCN NY LLC 1”) that is a direct and wholly-owned subsidiary of RCN Telecom, and shall then contribute the fixed assets included in the Cable Business relating to the New York system (the “Fixed NY Assets”) to RCN NY LLC 1. RCN NY LLC 1 shall then contribute the Fixed NY Assets to a newly formed Delaware limited partnership (“RCN TS NY LP”) in exchange for a limited partnership interest in RCN TS NY LP. RCN Telecom shall then contribute all of the remaining assets, and all of the liabilities, included in the Cable Business relating to the New York system to RCN TS NY LP in exchange for a general partnership interest in RCN TS NY LP. The Company shall form a Delaware corporation (“RCN NY Newco”) that is a direct and wholly-owned Subsidiary of the Company. RCN NY Newco shall then form a Delaware limited liability company that is a direct and wholly-owned Subsidiary of RCN NY Newco (“RCN Telecom (Lehigh)”). RCN Telecom shall then merge with and into RCN Telecom (Lehigh) and RCN Telecom (Lehigh) shall be the surviving company. RCN Telecom (Lehigh) shall distribute all of its assets and liabilities related to the Fiber Business to RCN NY Newco.
               (vii) RCN Telecom (Lehigh) shall distribute its (i) partnership interest in RCN TS NY LP, (ii) membership interests in RCN NY LLC 1, (iii) capital stock in RCN PA Newco, (iv) membership interests in RCN New York Telecommunications LLC, (iv) capital stock in RCN MA Inc. and (v) capital stock in RCN D.C. to RCN NY Newco.
               (viii) RCN NY Newco shall contribute its membership interests in RCN Telecom (Lehigh) and RCN NY LLC 1 and its partnership interest in RCN TS NY LP to Cable Opco in exchange for membership interests in Cable Opco.
               (ix) RCN Telecom (Lehigh) shall distribute all of its employees, assets and liabilities that relate to shared services between the Cable Business and the Fiber Business to Cable Opco.
               (x) RCN Internet Services, Inc., a Delaware limited liability company (“RCN Internet”), shall form a Delaware limited liability company (“RCN ISP LLC”). RCN Internet shall contribute its assets and liabilities related to the internet service provider business to RCN ISP LLC. RCN Internet shall then contribute its membership interests in RCN ISP LLC to Cable Opco in exchange for membership interests in Cable Opco.
The relative percentage of (A) membership interests in Cable Opco owned by each of the Company, RCN D.C., RCN MA Inc., RCN PA Newco, RCN NY Newco and RCN Internet and (B) partnership interests in RCN TS NY LP owned by Cable Newco and RCN NY LLC 1, in each case following the consummation of the Pre-Acquisition Transactions, shall be as instructed in writing by the Parents no later than five (5) business days prior to the Closing. All newly formed limited liability companies and partnerships described in Section 1.1(a) shall not elect to be taxed as corporations.
          (b) On the terms and subject to the conditions set forth in this Agreement, and contingent upon the consummation of the Pre-Acquisition Transactions, at the Closing each of the Company, Cable Buyer, Metro Parent and Merger Sub shall effect, and shall cause their respective Subsidiaries to effect, the following transactions (together with the Pre-Acquisition Transactions, the “Acquisition Transactions”), in accordance with the DGCL and other applicable Laws, in the following order:
               (i) Each of the members of the boards of directors of RCN D.C., RCN MA Inc., RCN PA Newco, RCN NY Newco and RCN Internet shall resign as members of the boards of directors of such entities. The Company and/or its Subsidiaries, as appropriate, shall fill such vacant directorships with individuals designated in writing by the Parents, and approved by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), prior to the Closing.
               (ii) Metro Parent, Cable Buyer, the Company and each of its Subsidiaries (including any Subsidiaries of the Company formed pursuant to Section 1.1(a)) shall execute and deliver a general instrument of transfer and assumption of liabilities pursuant to which (A) the Company and each entity that will be a Subsidiary of the Company immediately after the Effective Time will assign and transfer all of its right, title and interest in and to all assets, properties and rights that are principally used by or principally useful to the Cable Business to Cable Buyer or such other entity as Cable Buyer may direct, (B) each entity that will be a Subsidiary of Cable Buyer immediately after the Effective Time will assign and transfer all of its right, title and interest in and to all assets, properties and rights that are principally used by or principally useful to the Fiber Business to the Company or such other entity as the Company shall direct, (C) the Company or one or more of the entities that will be a Subsidiary of the Company immediately after the Effective Time will assume and indemnify against those liabilities and obligations of Cable Buyer and each entity that will be a Subsidiary of Cable Buyer immediately after the Effective Time to the extent arising from the ownership or operation of the Fiber Business prior to the Effective Time, (D) Cable Buyer or one or more of the entities that will be a Subsidiary of Cable Buyer immediately after the Effective Time will assume and indemnify those liabilities and obligations of the Company and each entity that will be a Subsidiary of the Company immediately after the Effective Time to the extent arising from the ownership or operation of the Cable Business prior to the Effective Time and (E) those assets, properties, rights, liabilities and obligations of the Company and its Subsidiaries not covered by clauses (A), (B), (C) or (D) above shall be allocated equitably between the Company and Cable Buyer and their respective Subsidiaries, as mutually agreed upon by Metro Parent and Cable Buyer.
               (iii) Cable Buyer shall purchase, effective as of immediately prior to the Effective Time, all of the issued and outstanding membership interests of Cable Opco from the Company, RCN D.C., RCN MA Inc., RCN PA Newco, RCN NY Newco and RCN Internet in exchange for cash in the aggregate amount of $753,000,000, as may be equitably adjusted, as mutually agreed upon by Metro Parent and Cable Buyer (the “Cable Transfer Payment”). The Cable Transfer Payment will be deemed to have been (A) paid to the Company, RCN D.C., RCN MA Inc., RCN PA Newco, RCN NY Newco and RCN Internet in exchange for their membership interests in Cable Opco and then (B) to the extent so deemed paid to RCN D.C., RCN MA Inc., RCN PA Newco, RCN NY Newco and RCN Internet, distributed to the Company pursuant to dividend distributions or plans of liquidation. The proceeds of the Cable Transfer Payment, together with any cash held by the Company (not needed for other purposes), will (A)

be applied to the discharge of Obligations (as defined in that certain Credit Agreement, dated as of May 25, 2007, by and among the Company, Deutsche Bank Trust Company Americas and various lenders (as amended, the “Credit Agreement”)) and the obligations of the Company under the ISDA Agreements (as defined in the Company Disclosure Schedule) and (B) to the extent of any remaining proceeds of the Cable Transfer Payment, or any cash held by the Company (not needed for other purposes), following the discharge in full of all such obligations of the Company under the Credit Agreement and the ISDA Agreements, be deposited with the Paying Agent into the Exchange Fund for the benefit of the holders of the Shares, the Company Stock Options, the Company Restricted Shares, the Company Restricted Stock Units and the Company Stock-Based Awards in accordance with Section 2.2. The allocation of the Cable Transfer Payment among the Company, RCN D.C., RCN MA Inc., RCN PA Newco, RCN NY Newco and RCN Internet shall be in accordance with their respective membership interests in Cable Opco as specified by the Parents pursuant to Section 1.1(a) (the foregoing transactions described in this clause (iii) are referred to as the “Cable Transfer”).
               (iv) Immediately following and contingent upon the consummation of the Cable Transfer, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”). The parties hereto will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL to effect the Merger. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
          (c) Immediately following the Effective Time, Cable Buyer and Metro Parent shall effect the following transactions:
               (i) In the order in which the following entities are listed, each of (A) RCN MA Inc., (B) RCN PA Newco, (C) RCN NY Newco, (D) RCN Internet and (E) RCN D.C. shall merge with and into RCN New York Communications LLC, a New York limited liability company (“RCN New York LLC 2”), and RCN New York LLC 2 shall be the surviving company.
               (ii) The Surviving Corporation shall contribute all of its assets and liabilities related to the Fiber Business to RCN New York LLC 2.
               (iii) Cable Buyer and Metro Parent shall enter into a long term services agreement pursuant to which (i) Cable Buyer will provide, and will cause its Subsidiaries to provide, certain support services and shared assets to the Surviving Corporation and its Subsidiaries in support of the Fiber Business and (ii) the Surviving Corporation will provide, and will cause its Subsidiaries to provide, certain support services and shared assets to Cable Buyer and its Subsidiaries in support of the Cable Business.

          (d) Each of the parties hereto shall, and shall cause their respective Subsidiaries and affiliates to, enter into, execute, deliver and file any and all agreements, documents, certificates, instruments and/or filings necessary to effect the Acquisition Transactions, which shall be in form and substance customary for similar transactions by and among a parent entity and its wholly-owned subsidiaries and/or affiliates and reasonably satisfactory to the parties to this Agreement taking into consideration the tax consequences intended by Cable Buyer and Metro Parent in separating the Cable Business and the Fiber Business (such agreements, documents, certificates, instruments and filings are collectively referred to as “Transaction Documents”).
     Section 1.2 Closing. The closing of the Acquisition Transactions (the “Closing”) shall take place at the offices of Jenner & Block LLP, 353 North Clark Street, Chicago, Illinois at 8:00 a.m., Central time, on a date to be specified by the parties (the “Closing Date”), which shall, subject to Section 5.16, be no later than the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and the Parents may agree in writing.
     Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.
     Section 1.4 Certificate of Incorporation and By-laws of the Surviving Corporation. Subject to Section 5.9, at the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as the certificate of incorporation of Merger Sub read immediately prior to the Effective Time until thereafter amended in accordance with applicable Law, except that the name of the Surviving Corporation shall be RCN Corporation and the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted, and (b) the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable Law, except that the references to Merger Sub’s name shall be replaced by references to RCN Corporation.
     Section 1.5 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
     Section 1.6 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
ARTICLE II
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
     Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:
          (a) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock,” and each, a “Share”), other than (i) Cancelled Shares (which shall be treated in accordance with Section 2.1(b)), (ii) Dissenting Shares (which shall be treated in accordance with Section 2.1(d)), and (iii) Company Restricted Shares (which shall be treated in accordance with Section 5.5(a)(ii)), shall be converted automatically into and shall thereafter represent the right to receive $15.00 in cash (the “Merger Consideration”) without interest. All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon the surrender of such certificates in accordance with Section 2.2.
          (b) Cancelled Shares. Each Share that is owned, directly or indirectly, by Cable Buyer, Metro Parent or Merger Sub immediately prior to the Effective Time or held by the Company or any of its Subsidiaries immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.
          (c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.00001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted. Each share of preferred stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of preferred stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted. From and after the Effective Time, all certificates representing the capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of capital stock of the Surviving Corporation into which they were converted in accordance with this Section 2.1(c).
          (d) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares in accordance with Section 2.2. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give the Parents (i) prompt written notice and a copy of any written demands received by the Company for appraisals of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices, demands or instruments. The Company shall not, except with the prior written consent of the Parents (not to be unreasonably withheld or delayed) or as otherwise required by applicable Law, make any payment with respect to any such demands for appraisal or settle any such demands.
          (e) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.
     Section 2.2 Exchange of Certificates.
          (a) Paying Agent. At, or prior to, the time at which the Cable Transfer is consummated, the Parents shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and approved in advance by the Company and the Parents in writing (and pursuant to an agreement in form and substance reasonably acceptable to the Parents and the Company) (the “Paying Agent”), in trust for the benefit of holders of the Shares, the Company Stock Options, the Company Restricted Shares, the Company Restricted Stock Units and the Company Stock-Based Awards, cash in U.S. dollars which (together with any funds to be deposited with the Paying Agent pursuant to Section 1.1(b)(iii)) is sufficient to pay (i) the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than any Cancelled Shares, any Company Restricted Shares and any Dissenting Shares) payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article II, and (ii) the Option and Stock-Based Consideration payable pursuant to Section 5.5 (such cash referred to in subsections (a)(i) and (ii) being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall, pursuant to irrevocable instructions from Metro Parent, make payments out of the Exchange Fund as provided for in this Article II, and the Exchange Fund shall not be used for any other purpose. If, for any reason, the Exchange Fund is inadequate to pay the amounts to which holders of Shares shall be entitled under Section 2.1(a) and the Option and Stock-Based Consideration pursuant to Section 5.5, the Parents shall, or shall cause the Surviving Corporation to, promptly deposit additional cash with the Paying Agent to make all payments of Merger Consideration and Option and Stock-Based Consideration, and each of the Parents and the Surviving Corporation shall in any event be liable for payment thereof. For the avoidance of doubt, the Parents shall be responsible for all fees and expenses of the Paying Agent.
          (b) Payment Procedures.
               (i) As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) business day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (A) to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as the Parents and the Company may mutually agree) and (y) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration and (B) to each holder of a Company Stock Option, a Company Restricted Share, a Company Restricted Stock Unit or a Company Stock-Based Award, a check in an amount due and payable to such holder pursuant to Section 5.5 hereof in respect of such Company Stock Option, Company Restricted Share, Company Restricted Stock Unit or Company Stock-Based Award; provided that, in lieu of the payments contemplated by subsection (B), the Parents and the Surviving Corporation may direct the Paying Agent to reimburse the Surviving Corporation (or its designees) for (but only to the extent of) any amounts actually paid by or on behalf of the Surviving Corporation to the holders of Company Stock Options, Company Restricted Shares, Company Restricted Stock Units or Company Stock-Based Awards in respect of the consideration payable therefor pursuant to Section 5.5.
               (ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (A) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (B) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.
               (iii) Each of the Company, Metro Parent, Cable Buyer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Company Stock Options, Company Restricted Shares, Company Restricted Stock Units or Company Stock-Based Awards such amounts as are required to be withheld or deducted by such person under the Internal Revenue Code of 1986 (the “Code”) or any provision of U.S. state or local Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or the holder of the Company Stock Options, Company Restricted Shares, Company Restricted Stock Units or Company Stock-Based Awards, in respect of which such deduction and withholding were made.
          (c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Metro Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article II.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares and the former holders of Company Stock Options, Company Restricted Shares, Company Restricted Stock Units and Company Stock-Based Awards for one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any such holder who has not received the payments contemplated by this Section 2.2 or Section 5.5, as applicable, shall thereafter look only to the Surviving Corporation for payment of their claim for such payments, without any interest thereon.
          (e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Cable Buyer, Metro Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares or any former holder of Company Stock Options, Company Restricted Shares, Company Restricted Stock Units or Company Stock-Based Awards for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by the Parents; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d). The Parents shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.2(f).
          (g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it, Metro Parent or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except (a) as disclosed in, or incorporated by reference into, the Company SEC Documents (as defined in Section 3.4(a)) filed prior to the date of this Agreement (excluding any risk factor disclosures and any forward-looking statements or other statements that are predictive or forward looking in nature) (other than with respect to the representations and warranties in Sections 3.2(a), (b) or (c) and 3.3(a), which for the avoidance of doubt will be qualified only by clause (b) immediately below and not by this clause (a)) or (b) as disclosed in the disclosure schedule delivered by the Company to the Parents and Merger Sub immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face), which hereby is incorporated by reference and constitutes an integral part of this Agreement, the Company represents and warrants to the Parents and Merger Sub as follows:
     Section 3.1 Qualification; Organization; Subsidiaries; etc. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or limited liability company power and authority, as the case may be, to own or lease its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or limited liability company, as the case may be, in each jurisdiction where the ownership or leasing of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized or validly existing (in the case of Subsidiaries only), or the failure to be so qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.1 of the Company Disclosure Schedule sets forth all Subsidiaries of the Company, their respective jurisdictions of formation and sets forth a complete and accurate list of all outstanding securities of each such Subsidiary and the registered and beneficial owner thereof. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by the Company or another of its wholly-owned Subsidiaries free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company’s voting rights, charges or other encumbrances (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests). The Company has made available to the Parents or their respective Representatives prior to the date of this Agreement true and complete copies of the certificate of incorporation and by-laws or other equivalent organizational documents of the Company and each of its Subsidiaries, each as amended through the date hereof. Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation or by-laws or other equivalent organizational documents, as applicable, in any material respect. As used in this Agreement, any reference to any facts, circumstances, events or changes having a “Company Material Adverse Effect” means such facts, circumstances, events, conditions, occurrences or changes having a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or either the Cable Business or the Fiber Business, each taken separately (but in assessing the adverse effect of any such facts, circumstances, events, conditions, occurrences or changes on either the Fiber Business or the Cable Business, taken separately, treating the Fiber Business and the Cable Business as comparable in size and value, such that the size and value of the Company and its Subsidiaries, taken as a whole, as a result of such adjustments, is neither increased nor decreased); provided, however, that no fact, circumstance, event, condition, occurrence or change to the extent resulting from, attributable to or arising out of any of the following shall constitute, or be considered in determining whether there has occurred, a Company Material Adverse Effect: (a)(i) changes in general economic or political conditions or the securities, banking, credit, currency, commodities, capital or financial markets in general (including general changes to monetary policy, inflation, interest rates, exchange rates or stock, bond or debt prices) in the United States or in any other geographic market, (ii) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate (including any competitive and/or technological changes relevant to such industries), (iii) changes in general legal, regulatory or political conditions generally applicable to the industries in which the Company and its Subsidiaries operate, including the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, or changes in GAAP or in other applicable accounting standards (or in the interpretation thereof), (iv) the execution of this Agreement or the announcement, pendency or consummation of the transactions contemplated by this Agreement, including (A) the threatened or actual impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, financing sources, employees or landlords to the extent caused by the execution of this Agreement or the announcement, pendency or consummation of the transactions contemplated by this Agreement, and (B) any litigation or investigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated by this Agreement, (v) the identity of Cable Buyer, Metro Parent or any of their respective affiliates as the acquiror of the Cable Business, the Fiber Business and/or the Company or any facts or circumstances concerning Cable Buyer, Metro Parent or any of their respective affiliates, (vi) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or action or inaction consented to or requested by Cable Buyer or Metro Parent, (vii) natural disasters, weather events, geopolitical conditions, acts or threats of war, sabotage or terrorism, military actions or the escalation or worsening thereof, (viii) changes in the trading volume or market price of the Company Common Stock on the NASDAQ Stock Market or the suspension of trading generally on the

NASDAQ Stock Market (provided that the exception in this clause (a)(viii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, condition, occurrence or change underlying such change has resulted in, or contributed to, a Company Material Adverse Effect) or (ix) any increase in the cost or availability of the financing necessary for Cable Buyer, Metro Parent and/or Merger Sub to consummate the transactions contemplated by this Agreement, except, in the case of the foregoing clauses (i), (ii), (iii) and (vii), to the extent such changes or developments referred to therein have a materially disproportionate impact on either the Cable Business or the Fiber Business, each taken separately, or the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries and in the geographic markets in which the Company and its Subsidiaries operate after taking into account the size of the Company and its Subsidiaries relative to such other companies (but only to the extent of such materially disproportionate impact) or (b) any failure to meet internal or published projections, forecasts (including any forecasted performance measures or forecasted operating statistics), estimates or revenue or earnings predictions for any period or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof (provided that the exception in this clause (b) shall not prevent or otherwise affect a determination that any fact, circumstance, event, condition, occurrence or change underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect). With respect to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.3(b) and Section 3.3(c), the exception set forth in clause (a)(iv) shall not apply. As used herein, (x) the “Cable Business” shall mean the delivery of video, cable modem internet and voice services primarily to residential and small and medium business customers under the brand names of RCN and RCN Business Services, respectively and which currently constitutes the Company’s Residential/SMB operating segment, and (y) the “Fiber Business” shall mean the delivery of fiber-based high-capacity data and internet transport services to carrier, enterprise and other large commercial end user customers through the Company’s RCN Metro Optical Networks business unit, and which currently constitutes the Company’s RCN Metro operating segment.
     Section 3.2 Capital Stock.
          (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of February 28, 2010, (i) 35,276,955 shares of Company Common Stock (including 51,672 Company Restricted Shares, but excluding 436,749 shares of Company Common Stock held in treasury) were issued and outstanding, (ii) 6,007,506 shares of Company Common Stock were reserved for issuance under the employee and director stock plans of the Company (the “Company Stock Plans”) (including 2,391,168 shares of Company Common Stock issuable upon exercise of outstanding Company Stock Options and 2,149,890 shares of Company Common Stock issuable upon settlement of outstanding Company Restricted Stock Units), (iii) 8,018,276 shares of Company Common Stock were issuable upon exercise of the warrants to purchase shares of Company Common Stock (the “Warrants”) pursuant to that certain Warrant Agreement, dated as of May 25, 2007 (the “Warrant Agreement”), by and between the Company and HSBC Bank USA, N.A., as warrant agent (the “Warrant Agent”), and (iv) no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in clauses (ii) and (iii) above, when issued in accordance with the respective terms thereof, as well as all shares of capital stock or similar equity interests of each

Subsidiary of the Company, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of (A) all outstanding Company Stock Options and the number of Shares subject thereto, the exercise prices (if applicable) and, with respect to directors, officers and employees at the Vice President level and higher, the names of the holders thereof, (B) all Company Restricted Shares and Company Restricted Stock Units, the number of Shares subject thereto and, with respect to directors, officers and employees at the Vice President level and higher, the names of the holders thereof and (C) all Company Stock-Based Awards and the number of Shares represented thereby or the benefits attributable thereto as a result of the value of the Shares and, with respect to directors, officers and employees at the Vice President level and higher, the names of the grantees thereof. As of the Closing, the only shares of capital stock or warrants, options, convertible securities, exchangeable securities or other rights to acquire capital stock of the Company (or rights or benefits measured in whole or in part by the value of capital stock of the Company) that shall be issued or outstanding shall be (i) the Warrants and any shares of Company Common Stock issued upon the exercise of Warrants and (ii) shares of Company Common Stock (including Company Restricted Shares, but excluding shares of Company Common Stock issued upon the exercise of Warrants), Company Stock Options, Company Restricted Stock Units and Company Stock-Based Awards representing in the aggregate, with respect to securities described in this clause (ii), not more than 39,858,013 Fully Diluted Shares. As used in this Agreement, “Fully Diluted Shares” means, at any time, the sum of (x) the number of issued and outstanding shares of Company Common Stock (including Company Restricted Shares, but excluding shares of Company Common Stock held in treasury) at such time plus (y) the total number of shares of Company Common Stock issuable upon the exercise, exchange or conversion of all securities or obligations issued and outstanding at such time that are exercisable for, convertible into, or exchangeable for shares of Company Common Stock, including Company Stock Options, Company Restricted Stock Units, Company Stock-Based Awards and any other options, restricted stock units, Company stock-based awards, warrants or other rights to subscribe for or purchase Company Common Stock or to purchase other equity securities or obligations of the Company that are, directly or indirectly, exercisable for, convertible into or exchangeable for Company Common Stock, in each case, whether or not then vested, exercisable, convertible or exchangeable, but excluding, in each case, the Warrants and any shares of Company Common Stock issuable upon exercise of the Warrants.
          (b) Except as set forth in subsection (a) above, as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after February 28, 2010, which were reserved for issuance as of February 28, 2010, as set forth in subsections (a)(ii) and (iii) above, and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary. Except for the issuance of shares of Company Common Stock that were reserved for issuance as set forth in subsections (a)(ii) and (iii) above, from September 30, 2009 to the date hereof, the Company has not declared or paid any dividend or distribution in respect of the Company Common Stock, and has not issued, sold, repurchased, redeemed or otherwise acquired any Company Common Stock, and its Board of Directors has not authorized any of the foregoing.
          (c) Except for the Warrants and any awards to acquire or receive shares of Company Common Stock under any Company Stock Plan, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
          (d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries.
     Section 3.3 Corporate Authority Relative to This Agreement; No Violation.
          (a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company, acting upon the recommendation of the Special Committee, at a duly held meeting has (i) unanimously determined that it is in the best interests of the Company and its stockholders (other than holders of Shares that are affiliates of Cable Buyer or Metro Parent), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger and the other Acquisition Transactions, and (iii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement (the “Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Meeting. Except for the Company Stockholder Approval, the filing of any Transaction Documents with the applicable Governmental Entities, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Cable Buyer, Metro Parent and Merger Sub, this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Acquisition Transactions by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger and/or the filing of any Transaction Documents with the applicable Governmental Entities, (ii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) such filings and approvals as may be required under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing of the Proxy Statement, (iv) compliance with the rules and regulations of the NASDAQ Stock Market, (v) compliance with any applicable state securities or blue sky laws, (vi) such consents, approvals, authorizations, licenses, permits, actions, filings and/or notifications (the “FCC Approvals”) as are required to be made with or obtained from the Federal Communications Commission (the “FCC”) under the Communications Act of 1934 (the “Communications Act”), (vii) such consents, approvals, authorizations, licenses, permits, actions, filings and/or notifications (collectively, the “State PUC Approvals”) as are required to be made with or obtained from any state public service or public utility commission or similar state regulatory bodies with jurisdiction over the provision of intrastate telecommunications services (each, a “State PUC”), and (viii) such consents, approvals, authorizations, licenses, permits, actions, filings and/or notifications (the “LFA Approvals”) as are required to be made with or obtained from any local franchise authority or other Governmental Entity (each, a “Local Franchising Authority” or “LFA”) concerning a franchise or other agreement, license, permit, resolution, ordinance or other written acknowledgement (“Franchise”) and that authorizes the construction, upgrade, maintenance and operation of any telecommunications, cable or open video system (as defined in the Communications Act) by the Company or any of its Subsidiaries (collectively, clauses (i) through (viii), the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the Acquisition Transactions.
          (c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Acquisition Transactions and the other transactions contemplated by this Agreement do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referenced in Section 3.3(b) and the receipt of the Company Stockholder Approval, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) assuming compliance with the matters referenced in Section 3.3(b), result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges or security interests (each, a “Lien”), other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established, in each case, as set forth in the most recent consolidated balance sheet of the Company or notes thereto contained in the Company SEC Documents filed prior to the date of this Agreement, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries or for which adequate accruals or reserves have been established as set forth in the most recent consolidated balance sheet of the Company or notes thereto contained in the Company SEC Documents filed prior to the date of this Agreement, (C) which is disclosed in the most recent consolidated balance sheet of the Company or notes thereto prior to the date of this Agreement, (D) with respect to the real property owned or leased by the Company or its Subsidiaries, which is an easement, right-of-way, covenant, restriction, servitude, encroachment or similar matter or exception, whether or not of public record, that would be disclosed by a current title commitment and/or current survey of the applicable real property, and which individually or in the aggregate, would not materially interfere with or affect the ownership, present use or occupancy of the affected real property, or (E) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company contained in the Company SEC Documents filed prior to the date of this Agreement that is not material in amount or does not materially detract from the value of or materially impair the existing use of the property affected by such Lien (each of the foregoing, a “Permitted Lien”), upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, default, termination, cancellation, acceleration, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.4 Reports and Financial Statements.
          (a) The Company has filed or furnished on a timely basis all forms, registration statements, reports and other documents (including all exhibits and amendments thereto) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2007 (the “Applicable Date”), and the Company will file prior to the Effective Time all forms, registration statements, reports and other documents (including all exhibits and amendments thereto) with the SEC that are required to be filed by it prior to such time (all such forms, registration statements, reports and other documents, including exhibits and amendments thereto since the Applicable Date, the “Company SEC Documents”). As of their respective filing dates (or, if amended by a filing prior to the date of this Agreement, as of the date of such amended filing) the Company SEC Documents complied or will comply, as the case may be, in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, as the case may be, as in effect as of the time such Company SEC Document was, or will be, filed. As of their respective filing dates (or, if amended by a filing prior to the date of this Agreement, as of the date of such amended filing), none of the Company SEC Documents contained or will contain, as the case may be, any untrue statement of a material fact or omitted or will omit, as the case may be, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to any Company SEC Document. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. True and correct copies of all Company SEC Documents filed on or prior to the date of this Agreement have been furnished to the Parents or their respective

Representatives or are publicly available through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database. Except for (i) requests to extend the duration of confidential treatment of redacted portions of exhibits filed with the SEC, (ii) correspondence relating to SEC reviews and comments as to which no comments remain outstanding and (iii) as are available on the EDGAR database, the Company has provided to the Parents or their respective Representatives copies of all correspondence sent to or received from the SEC by or on behalf of the Company and its Subsidiaries since the Applicable Date. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Documents. Since the Applicable Date (subject to any applicable grace periods), the Company has been and is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market and with the Sarbanes-Oxley Act. As of the date hereof, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or Section 15(d) under the Exchange Act.
          (b) The consolidated financial statements of the Company included in the Company SEC Documents (including all related notes and schedules, where applicable) do or will, as the case may be, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements filed on Form 10-Q, to notes and normal year-end audit adjustments and to any other adjustments described therein, as permitted by the SEC on Form 10-Q) in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q). There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act (“Regulation S-K”), that have not been so described in the Company SEC Documents filed prior to the date hereof.
     Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2009, and such assessment concluded that such controls were effective. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, and such assessment concluded that such controls were effective. Neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm, has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company and its Subsidiaries, in each case which has not been substantially remediated, or (B) any fraud which involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. Since the Applicable Date, any material change in the internal control over financial reporting or failure or inadequacy of disclosure controls required to be disclosed in any Company SEC Document has been so disclosed.
     Section 3.6 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever in existence, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or the notes thereto), other than: (a) liabilities or obligations disclosed and provided for in the Company balance sheet as of September 30, 2009 included in the Company SEC Documents filed prior to the date hereof or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since September 30, 2009, none of which individually (in the case of this clause (b)) is material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; (c) liabilities or obligations arising on or after the date hereof under this Agreement or incurred on or after the date hereof in connection with the transactions contemplated by this Agreement or permitted pursuant to Section 5.1; or (d) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.7 Compliance with Law; Permits; Franchises.
          (a) The Company and each of its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, tariff or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding anything contained in this Section 3.7(a), no representation or warranty shall be deemed to be made in this Section 3.7(a) in respect of the matters referenced in Section 3.4 or Section 3.5, or in respect of environmental, Tax, employee benefits, labor Law or Intellectual Property matters, each of which matters is addressed by other sections of this Agreement.
          (b) Section 3.7(b) of the Company Disclosure Schedule sets forth all material FCC, State PUC and LFA authorizations, licenses, consents, Franchises, certificates, approvals and other permits and grants necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”).
          (c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

               (i) each Company Permit is valid and in full force and effect either pursuant to its terms or by operation of law;
               (ii) there is no pending or, to the knowledge of the Company, threatened Action by the FCC, any State PUC, any LFA, or any other Governmental Entity or other person to suspend, revoke, terminate, challenge or modify any of the Company Permits. Any actual or threatened claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative shall constitute an “Action”;
               (iii) there is no Action pending or, to the knowledge of the Company, threatened against or relating to any of the Company Permits before the FCC, any State PUC, any LFA or any other Governmental Entity;
               (iv) neither the Company nor any of its Subsidiaries has received any written notice from the FCC, any State PUC, any LFA or any other Governmental Entity or other person specifying a default, violation or other problem with respect to a Company Permit, except where such default, violation or other problem has already been cured;
               (v) the Company and its Subsidiaries are in compliance with the Communications Act, the Communications Assistance to Law Enforcement Act and any other law or regulation applicable to interstate and international telecommunications (“Federal Communications Laws”), and any laws, ordinances, or regulations concerning the provision of intrastate telecommunications services or concerning the operation of any telecommunications, cable, or open video system (“State Communications Laws”), and there is not pending or, to the knowledge of the Company, threatened, investigation by the FCC, any State PUC or any LFA for any alleged violations of Federal Communications Laws or State Communications Laws;
               (vi) where the requirements of Section 626 of the Communications Act are applicable or where otherwise required to submit such a notice by statute, ordinance, regulation or agreement, a valid request for renewal has been duly and timely filed under Section 626 of the Communications Act with the proper LFA with respect to any Franchise that has expired or will expire within thirty (30) months after the date of this Agreement;
               (vii) to the knowledge of the Company, there exist no facts or circumstances that make it likely that any Company Permit will not be renewed or extended on commercially reasonable terms; and
               (viii) as of the date hereof, no Governmental Entity has commenced, or given written notice to the Company or any of its Subsidiaries that it intends to commence, a proceeding to revoke or suspend any Company Permit, or given written notice that it intends not to renew any Company Permit.
     Section 3.8 Environmental Laws and Regulations.
          (a) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, (ii) to the knowledge of the Company, none of the properties owned, leased or used by the Company or any of its

Subsidiaries contains any Hazardous Substance in amounts exceeding the levels permitted by applicable Environmental Laws and none of the properties leased or operated or formerly owned, leased or operated, contain any Hazardous Substances in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither the Company nor any of its Subsidiaries has received or is subject to any outstanding notices, demand letters or requests for information from any federal, state, local or foreign Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any applicable Environmental Law in connection with the ownership or operation of its businesses, or the ownership, use, leasing or subleasing of any Real Property, (iv) to the knowledge of the Company, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any liability under any applicable Environmental Law, from any properties owned, leased or operated by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased, used or operated by the Company or any of its Subsidiaries and (v) neither the Company, its Subsidiaries nor any of their respective properties are in violation of or liable under any suit, settlement, court order, administrative order, judgment or written claim asserted or arising under any applicable Environmental Law. It is agreed and understood that no representation or warranty is made in respect of environmental matters in any Section of this Agreement other than this Section 3.8.
          (b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including human health, air, water, vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, in each case as in effect as of the date hereof.
          (c) As used herein, “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance as to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.
     Section 3.9 Employee Benefit Plans.
          (a) Section 3.9(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. “Company Benefit Plans” means all plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA, and any bonus, deferred compensation, vacation, stock option, stock or stock-based, employment, change in control, severance or employment or fringe benefit plan, program or agreement, in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees or directors of the Company or its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise. It is agreed and understood that no representation or warranty is made in respect of employee benefit matters in any Section of this Agreement other than this Section 3.9.
          (b) The Company has heretofore made available to the Parents or their respective Representatives true and complete copies of each of the material Company Benefit Plans and certain related documents, including (i) the plan document and amendments thereto and any related trust or custodial agreement or other funding instrument, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, for each such Company Benefit Plan, (iii) the most recent determination letter from the Internal Revenue Service (the “IRS”) (if applicable) for each such Company Benefit Plan, (iv) any summary plan description or employee handbook, and (v) copies of any material correspondence from the IRS or Department of Labor relating to any compliance issues.
          (c) Except as would not reasonably be expected to have a have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan, (iii) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (iv) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (v) there are no pending, or to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of the Company or any of its Subsidiaries.
          (d) Except as contemplated by Section 5.5(a) of this Agreement, the execution, delivery of and performance by the Company of its obligations under the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Benefit Plan that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits, or (ii) result in the triggering or imposition of (A) any restriction or limitation on the right of the Company or any of its Subsidiaries to amend or terminate any Company Benefit Plan, or (B) result in any “excess parachute payments” within the meaning of Section 280G of the Code.
          (e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no contract, plan or arrangement covering any employee or former employee of the Company or any Subsidiary of the Company that could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(m) of the Code.
          (f) No Company Benefit Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) subject to Title IV of ERISA.
     Section 3.10 Absence of Certain Changes or Events. Since December 31, 2008 through the date of this Agreement, there have not occurred any facts, circumstances, events, conditions, occurrences or changes that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2008 through the date of this Agreement, except (a) as otherwise contemplated, required or permitted by this Agreement or (b) as may be affected by actions contemplated, required or permitted to be taken pursuant to Section 5.1, the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business.
     Section 3.11 Investigations; Litigation. As of the date hereof, (a) there is no material investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries and (b) there are no material Actions, inquiries or proceedings pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no material orders, judgments or decrees of, or before, any Governmental Entity binding on the Company or any of its Subsidiaries.
     Section 3.12 Proxy Statement; Other Information. At the time it is first mailed to stockholders of the Company or at the time of the Company Meeting, the Proxy Statement (a) will not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading, and (b) will comply in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Cable Buyer, Metro Parent, Merger Sub or any of their respective affiliates for inclusion or incorporation by reference therein.
     Section 3.13 Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses as presently conducted and (b) the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such tangible personal property and assets material to the Company and its Subsidiaries, free and clear of all Liens (other than Permitted Liens).
     Section 3.14 Tax Matters.
          (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, (iii) the U.S. consolidated federal income Tax Returns of the Company have been examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired), (iv) as of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of U.S. federal income Taxes, U.S. federal income Tax matters, or other material Taxes or Tax matters, (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries (other than Permitted Liens) and (vi) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law), except, in the case of clauses (i), (ii) and (iv) hereof, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP.
          (b) The Company has made available to the Parents or their respective Representatives correct and complete copies of all Tax Returns for U.S. federal income Taxes and all other Tax Returns for material Taxes specifically requested by the Parents and any associated examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries since January 1, 2004.
          (c) For taxable years beginning on or after January 1, 2004, neither the Company nor any of its Subsidiaries has “participated” (within the meaning of United States Treasury Regulation Section 1.6011-4(c)(3)(i)(A)) in any “reportable transaction” (within the meaning of United States Treasury Regulation Section 1.6011-4(b)) or any similar provision of state, local or foreign Tax Law.
          (d) Neither the Company nor any of its Subsidiaries has any liability for any Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Tax Law in any jurisdiction), as a transferee or successor, or by contract.
          (e) Neither the Company nor any of its Subsidiaries has an outstanding application for a ruling or determination from a Governmental Entity regarding Taxes for a past or prospective transaction of the Company or any of its Subsidiaries, except for any rulings or determinations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (f) Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction, except for any claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (g) Neither the Company nor any of its Subsidiaries has been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (h) Neither the Company nor any of its Subsidiaries has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or corresponding Tax Laws of any Governmental Entity in any taxable period ending after the Closing Date, except for any accounting changes that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (i) Since December 31, 2009, the Company and each of its Subsidiaries has only incurred liabilities for Taxes arising in the ordinary course of business, except for any liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for any Taxes arising as a result of the transactions contemplated by this Agreement or any contemporaneous transactions involving Cable Buyer, Metro Parent or any of their respective affiliates.
          (j) As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes. It is agreed and understood that no representation or warranty is made in respect of Tax matters in any Section of this Agreement other than this Section 3.14. Notwithstanding anything in this Agreement to the contrary (including this Section 3.14), the Company makes no representations or warranties with respect to the Tax consequences of the Pre-Acquisition Transactions or the Cable Transfer and hereby expressly disclaims any and all such representations and warranties.
     Section 3.15 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any currently effective collective bargaining agreement with any union or labor organization representing any Employees. Except for such matters which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no strikes or lockouts with respect to any Employees, (b) to the knowledge of the Company, there is no union organizing effort pending or threatened with respect to Employees and (c) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act of 1998 (the “WARN Act”) as a result of any action taken by the Company (other than at the written direction of either Parent or as a result of any of the transactions contemplated by this Agreement) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. It is agreed and understood that no representation or warranty is made in respect of labor matters in any Section of this Agreement other than this Section 3.15. “Employee” means any employee of the Company or any of its Subsidiaries.
     Section 3.16 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all trademarks, trade names, service marks, service names, assumed names, registered and unregistered copyrights, patents or applications and registrations used in their respective businesses as currently conducted (collectively, the “Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement by the Company or any of its Subsidiaries for their use of the Intellectual Property of the Company or any of its Subsidiaries, (b) the conduct of the business of the Company and its Subsidiaries does not infringe any intellectual property rights of any person, (c) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property of the Company or any of its Subsidiaries and (d) to the knowledge of the Company, no person is infringing any Intellectual Property of the Company or any of its Subsidiaries.
     Section 3.17 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own and have good and valid title to all of their respective owned real properties (“Real Property”) and have valid leasehold interests in all of their respective leased properties and valid rights of way, easements or other rights of use, free and clear of all Liens (other than Permitted Liens).
     Section 3.18 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Deutsche Bank Securities Inc., dated the date of this Agreement, substantially to the effect that, as of such date, based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock, excluding the Parents and their respective affiliates. The Company shall deliver an executed copy of such opinion to the Parents (solely for informational purposes) promptly following receipt of such opinion in written form.
     Section 3.19 Required Vote of the Company Stockholders. Subject to the accuracy of the representations and warranties of Cable Buyer, Metro Parent and Merger Sub in Section 4.9, the affirmative vote of the holders of outstanding shares of Company Common Stock representing at least a majority of all the votes entitled to be cast thereupon by holders of Company Common Stock in accordance with the DGCL is the only vote of holders of securities of the Company which is required to approve this Agreement, the Merger and the other Acquisition Transactions (the “Company Stockholder Approval”).

     Section 3.20 Material Contracts.
          (a) Section 3.20 of the Company Disclosure Schedule sets forth a list of all Company Material Contracts as of the date of this Agreement, except for any such contract which has been filed as an exhibit to any Company SEC Document prior to the date of this Agreement. “Company Material Contract” means any of the following:
               (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);
               (ii) any agreement, contract or commitment in connection with which or pursuant to which the Company and its Subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $1,000,000 during the current fiscal year;
               (iii) any non-competition or other agreement that prohibits or otherwise restricts, in any material respect, the Company or any of its Subsidiaries from freely engaging in business anywhere in the world (including any agreement that restricts, in any material respect, the Company or any of its Subsidiaries from competing in any line of business or in any geographic area);
               (iv) any contract related to (A) programming pursuant to which the Company and its Subsidiaries will spend (or are expected to spend), in the aggregate, more than $1,000,000 during the current fiscal year or (B) the retransmission of television broadcast stations;
               (v) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other contracts relating to the borrowing of money, deferred purchase price of property, extension of credit, surety bonds or guarantees of indebtedness in each case in excess of $2,000,000 other than (A) accounts receivables and payables, and (B) unsecured loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business;
               (vi) any contract that involves any joint venture, partnership or similar joint ownership arrangement;
               (vii) any contract or agreement that would obligate the Company or any of its Subsidiaries to file a registration statement under the Securities Act, which filing has not yet been made;
               (viii) any agreement entered into after December 31, 2008 that involves, other than sales or repurchases of inventory in the ordinary course of business consistent with past practice, acquisitions or dispositions, directly or indirectly (by merger or otherwise), of (A) capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or (B) assets or capital stock or other voting securities or equity interests of another person or assets of the Company or any of its Subsidiaries for aggregate consideration in excess of $1,000,000 (including any continuing or contingent obligations of the Company or any of its Subsidiaries);

               (ix) any agreement that relates to any material settlement, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice in connection with the routine cessation of any such employee’s or independent contractor’s employment with the Company or any of its Subsidiaries, (B) settlement agreements entered into prior to the date of this Agreement for cash only (which has been paid) and does not exceed $2,000,000 as to such settlement or (C) settlement agreements entered into more than one year prior to the date of this Agreement under which neither the Company nor any of its Subsidiaries has any continuing material obligations, liabilities or rights (excluding releases);
               (x) any contract relating to the lease, indefeasible right of use, or other similar right of the Company or any of its Subsidiaries to utilize fiber in its business and pursuant to which the Company and its Subsidiaries will spend (or are expected to spend) in the aggregate, more than $500,000 during the current fiscal year;
               (xi) any interconnection agreement to which the Company or any of its Subsidiaries is a party and pursuant to which the Company and its Subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $2,000,000 during the current fiscal year; and
               (xii) any contract relating to the lease of any real property to which the Company or any of its Subsidiaries is a party and pursuant to which the Company and its Subsidiaries will spend (or are expected to spend), in the aggregate, more than $100,000 during the current fiscal year, as well as any contract relating to the lease of any MegaPOP or any of the top twenty (20) hub sites of the Company and its Subsidiaries (measured by expenditures of the Company and its Subsidiaries made under the applicable lease agreements for such hub sites) during the current fiscal year.
          (b) Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice that it is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     Section 3.21 Finders or Brokers. Except for Deutsche Bank Securities Inc. and Waller Capital Partners, LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Acquisition Transactions.
     Section 3.22 Section 203 of the DGCL. Assuming that the representations of Cable Buyer, Metro Parent and Merger Sub set forth in Section 4.9 are true and correct, the Board of Directors of the Company has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) shall not apply to the execution and delivery of this Agreement or the consummation of the Acquisition Transactions. No other “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation enacted under state or federal Laws in the United States applies to the Company as a result of the execution and delivery of this Agreement or the consummation of the Acquisition Transactions.
     Section 3.23 Insurance. Each of the Company and its Subsidiaries maintains insurance polices with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) all such insurance polices are in full force and effect, (b) no written notice of cancellation or modification has been received, (c) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, (d) there is no material claim pending under any of such polices as to which coverage has been questioned, denied or disputed by the underwriters of such polices and (e) there has been no threatened termination of, or material premium increase with respect to, any such polices.
     Section 3.24 Contributions and Fees. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have filed all reports, and paid all contributions and fees, required by the Communications Act, the rules, regulations, orders, and published policies of the FCC, State Communications Laws, any State PUC, any Franchise, or any Law applicable to the telecommunications, internet or multichannel video business of the Company and its Subsidiaries, including with respect to FCC regulatory fees, contributions to state or federal universal service support mechanisms, contributions to intrastate or interstate telecommunications relay services, contributions to administration of the North American Numbering Plan, contributions to the shared costs of local number portability administration, state regulatory fees, franchise fees, and state E911 fees. There is not pending or, to the knowledge of the Company, threatened any audits, examinations, investigations, or other proceedings in respect of the reporting and payment of any such contributions or fees, in each case, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.25 Privacy and Data Security Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has, with respect to its data or systems (or to the knowledge of the Company, the data or systems of any vendor or agent), suffered any unauthorized access or disclosure, or violation of any applicable privacy or data security Law, including but not limited to those requiring notification to any person or Governmental Entity, in connection with the confidential or personal information of any person.
     Section 3.26 2009 Segment Results. For the fiscal year ended December 31, 2009, (a) for the Cable Business, EBITDA was approximately $155 million and (b) for the Fiber Business, EBITDA was approximately $63 million, in each case as calculated and subject to the qualifications set forth herein. “EBITDA”, when used in reference to the Cable Business or the Fiber Business, means operating income before depreciation and amortization, stock-based compensation, exit costs and restructuring charges. Operating income before depreciation and amortization, stock-based compensation, exit costs and restructuring charges shall be calculated in accordance with the Company’s preliminary unaudited statements of operations for the year ended December 31, 2009, which fairly present in all material respects the Company’s results of operations for the year ended December 31, 2009 (subject to normal year-end audit adjustments) in accordance with GAAP applied on a consistent basis. The calculations of operating income before depreciation and amortization, stock-based compensation, exit costs and restructuring charges shall be performed using the same methodology used by the Company for such calculations in its Form 10-Q for the quarterly period ended September 30, 2009.
     Section 3.27 No Other Representations or Warranties.
          (a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Cable Buyer, Metro Parent, Merger Sub or any of their respective affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other person will have or be subject to any liability or other obligation to Cable Buyer, Metro Parent, Merger Sub or any other person resulting from the distribution to Cable Buyer, Metro Parent or Merger Sub, or either Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Cable Buyer, Metro Parent or Merger Sub in the “data site” maintained by the Company for purposes of the transactions contemplated by this Agreement, management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.
          (b) The Company acknowledges and agrees, on behalf of itself, its Subsidiaries and each of their respective affiliates, that none of the Company, its Subsidiaries or any of their respective affiliates are third-party beneficiaries to the Equity Commitment Letters or the Debt Financing Commitments.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Cable Buyer, Metro Parent and Merger Sub represent and warrant to the Company as follows:
     Section 4.1 Qualification; Organization; Subsidiaries; etc. Each of Cable Buyer, Metro Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or limited liability company, as the case may be, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized or validly existing, or the failure to be so qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Cable Buyer, Metro Parent or Merger Sub to consummate the Cable Transfer, the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). The Parents have made available to the Company prior to the date of this Agreement true and complete copies of the certificate of incorporation and by-laws or other equivalent organizational documents of each of Cable Buyer, Metro Parent and Merger Sub, each as amended through the date hereof. Neither Parent nor Merger Sub is in violation of its certificate of incorporation or by-laws or other equivalent organizational documents, as applicable, in any material respect.
     Section 4.2 Corporate Authority Relative to This Agreement; No Violation.
          (a) Each of Cable Buyer, Metro Parent and Merger Sub has all requisite corporate or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the Boards of Directors or Managers, as applicable, of Cable Buyer, Metro Parent and Merger Sub and by Metro Parent, as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate or limited liability company proceedings on the part of Cable Buyer, Metro Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Cable Buyer, Metro Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of each of Cable Buyer, Metro Parent and Merger Sub, enforceable against each of Cable Buyer, Metro Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) The execution, delivery and performance by each of Cable Buyer, Metro Parent and Merger Sub of this Agreement and the consummation of the Cable Transfer and the Merger by the Parents and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger and other applicable Transaction Documents with the applicable Governmental Entities, (ii) compliance with the applicable requirements of the HSR Act, (iii) such filings and approvals as may be required under the applicable requirements of the Exchange Act, (iv) compliance with any applicable state securities or blue sky laws, (v) the FCC Approvals, (vi) the State PUC Approvals and (vii) the LFA Approvals (collectively, clauses (i) through (vii), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
          (c) The execution, delivery and performance by each of Cable Buyer, Metro Parent and Merger Sub of this Agreement and the consummation by each of Cable Buyer, Metro Parent and Merger Sub of the Cable Transfer, the Merger and the other transactions contemplated by this Agreement do not and will not (i) contravene or conflict with the organizational or governing documents of Cable Buyer, Metro Parent or any of their respective Subsidiaries, (ii) assuming compliance with the matters referenced in Section 4.2(b), contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Cable Buyer, Metro Parent or any of their respective Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Cable Buyer, Metro Parent or any of their respective Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Cable Buyer, Metro Parent or any of their respective Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, default, termination, cancellation, acceleration, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 4.3 Investigations; Litigation.
          (a) As of the date of this Agreement, (i) there is no investigation or review pending (or, to the knowledge of the Parents, threatened) by any Governmental Entity with respect to Cable Buyer, Metro Parent or any of their respective Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) there are no Actions, inquiries or investigations pending (or, to the knowledge of the Parents, threatened) against or affecting Cable Buyer, Metro Parent or any of their respective Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b) Subject to obtaining all necessary consents and approvals from applicable Governmental Entities, including the FCC Approvals, the State PUC Approvals and the LFA Approvals, each of Cable Buyer, Metro Parent and Merger Sub is qualified and able to acquire and hold or control each Company Permit under applicable Law, including the Communications Act and the rules and regulations of the Governmental Entity that issued such Company Permit. To the knowledge of the Parents, there exist no circumstances or facts that would materially impair, delay or preclude the ability of Cable Buyer, Metro Parent or Merger Sub to obtain any of the FCC Approvals, the State PUC Approvals or the LFA Approvals. Without limiting the generality of the foregoing, (i) neither Cable Buyer, Metro Parent, Merger Sub, nor any entity holding 5% or more of the direct or indirect voting equity in Cable Buyer or Metro Parent has been determined by the FCC not to be qualified to hold an FCC license or to control a holder of an FCC license, and no proceeding in which such qualifications are at issue is pending or threatened before the FCC or on appeal of an FCC order; (ii) neither Cable Buyer, Metro Parent, Merger Sub, nor any entity holding 5% or more of the direct or indirect voting equity in Cable Buyer or Metro Parent has been determined by any State PUC or any other similar state agency in any state outside of the territory in which the Company and/or its Subsidiaries operate not to be qualified to hold a license or to control a holder of a license issued by any State PUC or such other similar state agency in any other state, and no proceeding in which such qualifications are at issue is pending or threatened before any State PUC or such other state agency or on appeal of a State PUC or other state agency order; (iii) neither Cable Buyer, Metro Parent, Merger Sub, nor any entity holding 5% or more of the direct or indirect voting equity in Cable Buyer or Metro Parent has been determined by any LFA or any other Governmental Entity in the territory in which the Company and/or its Subsidiaries operate or in any other jurisdiction outside of the territory in which the Company and/or its Subsidiaries operate not to be qualified to hold a franchise or other license or permit to operate a cable television system or other video distribution system or construct facilities of any nature in the public right of way; and (iv) any entity holding 10% or more of the direct or indirect voting equity in Cable Buyer or Metro Parent is a United States citizen.
     Section 4.4 Proxy Statement; Other Information. None of the information provided by or on behalf of Cable Buyer, Metro Parent or any of their respective Subsidiaries to be included in the Proxy Statement will, at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     Section 4.5 Financing.
          (a) The Parents have delivered to the Company complete and correct copies of (i) the executed equity commitment letter from ABRY Partners VI, L.P. (the “Sponsor”) pursuant to which, and subject to the terms and conditions of which, Sponsor has agreed to provide equity financing (the “Metro Equity Financing”) to Metro Parent and/or Merger Sub in connection with the transactions contemplated by this Agreement (the “Metro Equity Commitment Letter”), (ii) the executed equity commitment letter from Sponsor pursuant to which, and subject to the terms and conditions of which, Sponsor has agreed to provide equity financing (the “Cable Equity Financing” and collectively with the Metro Equity Financing, the “Equity Financing”) to Cable Buyer in connection with the Cable Transfer (the “Cable Equity

Commitment Letter” and collectively with the Metro Equity Commitment Letter, the “Equity Commitment Letters”), and (iii) executed debt commitment letters and related term sheets (the “Debt Financing Commitments,” as each may be amended or replaced from time to time to the extent permitted by Section 5.11(a)-(b), and, together with the Equity Commitment Letters, the “Financing Commitments”) from SunTrust Bank, General Electric Capital Corporation and Société Générale (the “Lenders”) pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide loans in the amounts described therein, the proceeds of which may be used to consummate the transactions contemplated hereby to be consummated by Cable Buyer (the “Cable Debt Financing”) and Metro Parent (the “Metro Debt Financing” and collectively with the Cable Debt Financing, the “Debt Financing” (and, together with the Equity Financing pursuant to the Equity Commitment Letters, the “Financing”)). Each of the Financing Commitments is a legal, valid and binding obligation of Cable Buyer, Metro Parent or Merger Sub, as applicable, and to the knowledge of the Parents as of the date hereof, the other parties thereto. As of the date hereof, each of the Financing Commitments is in full force and effect, and none of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. Neither Cable Buyer, Metro Parent nor Merger Sub is in breach of any of the terms or conditions set forth in any of the Financing Commitments, and as of the date hereof no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, neither Cable Buyer, Metro Parent nor Merger Sub has reason to believe that any of the conditions in the Financing Commitments will not be satisfied, or that the Financing will not be made available on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date hereof, neither Sponsor nor any Lender has notified Cable Buyer, Metro Parent or Merger Sub of its intention to terminate any of the Financing Commitments or not to provide the Financing. The net proceeds from the Financing, together with any cash or cash equivalents held by the Company (not needed for other purposes) at the Effective Time, will be sufficient to consummate the Cable Transfer, the Merger and the other transactions contemplated by this Agreement, including the payment by the Parents and Merger Sub of the Cable Transfer Payment, the Merger Consideration, the Option and Stock-Based Consideration, any fees and expenses of or payable by Cable Buyer, Metro Parent, Merger Sub or the Surviving Corporation, and any related repayment or refinancing of any indebtedness of the Company or any of its Subsidiaries, and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement. The Parents or Merger Sub have paid in full any and all commitment or other fees required by the Financing Commitments that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. Except for fee letters with respect to fees and related arrangements with respect to the Financing Commitments, there are no side letters, understandings or other agreements or arrangements relating to the Financing to which Parent, Merger Sub or any of their affiliates are a party. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing or Equity Financing or the conditions precedent thereto, other than as expressly set forth in this Agreement or the Financing Commitments or the payment of fees payable pursuant to the fee letters with respect to the Debt Financing Commitments (collectively, the “Disclosed Conditions”). No person has any right to impose, and none of Sponsor, any Lender, Cable Buyer or Metro Parent has any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions nor any reduction to the aggregate amount available under the Financing Commitments on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date). Subject to the Company’s compliance with this Agreement and the satisfaction (or waiver) of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Cable Transfer or the Merger, for Cable Buyer, Metro Parent or Merger Sub to obtain the Financing or any alternative financing; provided, that in no event shall Cable Buyer, Metro Parent or Merger Sub be required to consummate the Closing any earlier than the second (2nd) business day immediately following the end of the Marketing Period.
          (b) As of the date hereof, neither Parent, Merger Sub nor Sponsor has (i) retained any financial advisor on a basis exclusive to Cable Buyer, Metro Parent, Merger Sub and/or Sponsor other than advisors to which the Board of Directors of the Company has previously consented or (ii) entered into an exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing that could reasonably be expected to prevent or hinder such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Alternative Proposal), in the case of clauses (i) and (ii), in connection with the Cable Transfer, the Merger or the other transactions contemplated by this Agreement. Neither Cable Buyer, Metro Parent, Merger Sub nor Sponsor has caused or induced any person to take any action that, if taken by Cable Buyer, Metro Parent, Merger Sub or Sponsor, would be a breach of, or would cause to be untrue, any of the representations in this Section 4.5(b).
     Section 4.6 Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 50,000,000 shares of common stock, par value $0.00001 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Metro Parent or a direct or indirect wholly-owned Subsidiary of Metro Parent. Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any person other than Metro Parent may acquire any equity security of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted or engaged in any business activities prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than the Metro Equity Commitment Letter and the Debt Financing Commitment relating to the Metro Debt Financing and those assets, liabilities and obligations incident to its formation and those assets, liabilities and obligations pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
     Section 4.7 No Vote of Parent Stockholders. No vote or consent of the stockholders of either Cable Buyer or Metro Parent or the holders of any other securities of Cable Buyer or Metro Parent (equity or otherwise) is required by any applicable Law, or the certificate of incorporation or by-laws or other equivalent organizational documents of either Cable Buyer or Metro Parent in connection with the Cable Transfer, the Merger or the other transactions contemplated by this Agreement.
     Section 4.8 Finders or Brokers. Neither Cable Buyer, Metro Parent nor any of their respective Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Acquisition Transactions.
     Section 4.9 Lack of Ownership of Company Common Stock. Neither Cable Buyer, Metro Parent nor any of their respective Subsidiaries (a) beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock, or (b) is a party to any voting trusts or other agreements or understandings with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries, in each case except in accordance with this Agreement. Neither Cable Buyer, Metro Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).
     Section 4.10 WARN Act. Cable Buyer, Metro Parent and Merger Sub are neither planning nor contemplating, and Cable Buyer, Metro Parent and Merger Sub have neither made nor taken, any decisions or actions concerning the Company Employees after the Closing that would require the service of notice under the WARN Act or similar local Laws.
     Section 4.11 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Cable Buyer, Metro Parent, Merger Sub, the Company or any of its Subsidiaries. As of the Closing and assuming receipt of the Financing, the Parents shall have taken all measures necessary to ensure that Merger Sub will have sufficient cash on hand to consummate the Merger and the other transactions contemplated by this Agreement. Assuming the satisfaction (or waiver) of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), and immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated by this Agreement, the payment of the Cable Transfer Payment, the aggregate Merger Consideration, the Option and Stock-Based Consideration, any fees and expenses of or payable by Cable Buyer, Metro Parent, Merger Sub or the Surviving Corporation, any related repayment or refinancing of any indebtedness of the Company or any of its Subsidiaries and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement), with respect to the Surviving Corporation and its Subsidiaries, taken as a whole, and Cable Buyer and its Subsidiaries, taken as a whole, as the case may be, (a) such persons shall not have incurred liabilities (including a reasonable estimate of all contingent liabilities) beyond their ability to pay such liabilities as they mature, the then present fair salable value of the assets of such persons will exceed the amount that will be required to pay the probable liabilities of such persons (including the probable amount and value of all contingent liabilities) on their existing debts as they become absolute and matured, (b) the assets of such persons at a fair valuation, will exceed their respective debts (including the probable amount of all contingent liabilities) and (c) such persons will not have unreasonably small capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Cable Buyer, Metro Parent, Merger Sub, the Company or any of their respective Subsidiaries.
     Section 4.12 Limited Guarantee. Concurrently with the execution of this Agreement, the Parents and Merger Sub have delivered to the Company a limited guarantee of Sponsor in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Guarantee”), the form of which is attached hereto as Exhibit A. The Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of Sponsor, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Sponsor under the Limited Guarantee.
     Section 4.13 Absence of Arrangements with Management. Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Cable Buyer, Metro Parent or Merger Sub or any of their respective affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.
     Section 4.14 No Additional Representations.
          (a) The Parents acknowledge that they and their respective Representatives (i) have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries which it and its Representatives have desired or requested to review, (ii) have had access to the “data site” maintained by the Company for purposes of the transactions contemplated by this Agreement, (iii) have conducted an independent investigation of the Company and its Subsidiaries and the transactions contemplated by this Agreement and (iv) have had access to management of the Company to discuss and ask questions regarding the businesses and assets of the Company and its Subsidiaries.
          (b) The Parents acknowledge that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries furnished or made available to the Parents and their respective Representatives except as expressly set forth in Article III (which includes and is subject to the Company Disclosure Schedule and the Company SEC Documents to the extent set forth herein), and neither the Company nor any other person shall be subject to any liability to either Parent or any other person resulting from the Company’s making available to the Parents or the Parents’ use of such information, or any information, documents or material made available to the Parents in the due diligence materials provided to the Parents, including in the “data site” maintained by the Company for purposes of the transactions contemplated by this Agreement, in management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to either Parent with respect to any financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in any management presentation.
ARTICLE V
COVENANTS AND AGREEMENTS
     Section 5.1 Conduct of Business by the Company and the Parents.
          (a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by either Parent, which consent, other than with respect to Sections 5.1(b)(i), 5.1(b)(vi), 5.1(b)(viii) or 5.1(b)(xiv), shall not be unreasonably withheld, delayed or conditioned, (iii) as may be expressly required or permitted by this Agreement or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall use its commercially reasonable efforts to conduct its and its Subsidiaries’ businesses in all material respects in the ordinary course consistent with past practice and use its commercially reasonable efforts to: (v) timely file all Company SEC Documents required to be filed; (w) maintain and preserve its and each of its Subsidiary’s business organization and good standing under applicable Law, assets, rights and properties; (x) preserve its and each of its Subsidiary’s business relationships and contracts with customers, suppliers and others having business dealings with it in the ordinary course; (y) continue to make capital expenditures, in the aggregate, materially in accordance with its current capital expenditure budget set forth in Section 5.1(a) of the Company Disclosure Schedule (together with any future Company capital expenditure budgets mutually acceptable to the parties, the “Capital Expenditure Budget”); and (z) keep available the services of its current officers and key employees; provided, however, that no action by the Company or any of its Subsidiaries taken by any of them as is required or permitted by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision.
          (b) Subject to the exceptions contained in clauses (i) through (iv) of Section 5.1(a) (including those exceptions set forth on Section 5.1(b) of the Company Disclosure Schedule), the Company agrees with the Parents, on behalf of itself and its Subsidiaries, that between the date hereof and the earlier of the Effective Time or the Termination Date, without the prior written consent of either Parent (which consent, other than with respect to Sections 5.1(b)(i), 5.1(b)(vi), 5.1(b)(viii) or 5.1(b)(xiv), shall not be unreasonably withheld, delayed or conditioned), the Company:
               (i) shall not, and shall not permit any of its Subsidiaries to, authorize or pay any dividends on, or make any distribution with respect to, its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid or made by such Subsidiaries to the Company or any wholly-owned Subsidiary of the Company;
               (ii) shall not, and shall not permit any of its Subsidiaries to, split, combine, subdivide, pledge, modify or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary of the Company after consummation of such transaction;
               (iii) except as required by existing written agreements set forth on Section 5.1(b)(iii) of the Company Disclosure Schedule or Company Benefit Plans in effect on the date hereof, as otherwise required by applicable Law (including Section 409A of the Code), shall not, and shall not permit any of its Subsidiaries to, (A) except for increases in salaries of non-officer employees in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or provided to the Company’s directors, officers or other employees, (B) adopt, enter into, terminate, amend, accelerate or waive rights and/or amend any Company Benefit Plan except as would not result in more than a de minimis increase in cost or liability to the Company or (C) enter into any employment, change of control, severance or retention agreement with any employee of the Company (except (1) for employment agreements terminable on less than thirty (30) days’ notice without penalty or (2) for severance agreements entered into with employees in the ordinary course of business consistent with past practice in connection with terminations of employment);
               (iv) shall not, and shall not permit any of its Subsidiaries to, materially change its financial accounting policies or procedures or methods of reporting income, deductions or other items for financial accounting purposes, except as required by GAAP, SEC rule or policy or other applicable Law;
               (v) shall not, and shall not permit any of its Subsidiaries to, adopt any amendments to its certificate of incorporation or by-laws or similar applicable organizational documents;
               (vi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, grant, pledge, dispose of or encumber, amend the terms of or accelerate or waive rights under or authorize the issuance, sale, grant, pledge, disposition or encumbrance or amendment of the terms of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable or exercisable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable options outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company Restricted Stock Units or Company Stock-Based Awards outstanding on the date hereof in accordance with the terms of the applicable Company Benefit Plan in effect on the date hereof, (B) the sale or issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options or the settlement of Company Restricted Stock Units, in each case that are outstanding on the date hereof, if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, (C) the issuance of Company Common Stock upon the valid exercise of any Warrants outstanding on the date of this Agreement in accordance with their terms and (D) the issuance of shares of capital stock by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary; provided, however, that no action otherwise permissible under Section 5.1(b)(vi)(A)-(B) shall be taken if after giving effect to any such action, the number of Fully Diluted Shares would exceed 39,818,013;
               (vii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than (A) transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries or (B) the acquisition of any Shares tendered at fair market value by current or former employees or directors in order to satisfy withholding Taxes or to pay the exercise price in connection with the settlement of Company Stock Options, Company Restricted Shares, Company Restricted Stock Units or Company Stock-Based Awards under the terms or conditions of any Company Stock Plan in effect on the date hereof;
               (viii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for or materially amend, modify, accelerate or waive rights under any contract for, any indebtedness for borrowed money (directly, contingently or otherwise), other than (A) borrowings under the Credit Agreement, in the ordinary course of business consistent with past practice (including in terms both of timing and amount); (B) any indebtedness for borrowed money among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (C) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money on materially no less favorable terms (including, without limitation, as to interest rate, fees and prepayment penalties or premiums), (D) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 5.1(b), and (E) indebtedness for borrowed money not to exceed $10,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A)-(D), inclusive; provided, however, that with respect to clauses (A)-(C) and (E) above, any such prepayment thereunder may be made without material premium or penalty;
               (ix) shall not sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of (x) the capital stock of any of its Subsidiaries or (y) any portion of its properties or assets with a value or purchase price in the aggregate in excess of $10,000,000, other than in the case of clause (y) only: (A) with respect to sales of inventory in the ordinary course of business consistent with past practice, (B) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement, (C) dispositions of obsolete or worthless assets or (D) transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;
               (x) shall not, and shall not permit any of its Subsidiaries to, modify, amend, terminate, accelerate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

               (xi) shall not, and shall not permit any of its Subsidiaries to, enter into or renew any contract that (A) would constitute a Company Material Contract other than in the ordinary course of business consistent with past practice and, in the case of any such renewals, on terms that are, giving effect to prevailing industry conditions and past practices of the Company and its Subsidiaries, not materially less favorable to the Company and its Subsidiaries than the contract in effect as of the date hereof, (B) would contain any non-competition or other agreement that prohibits or otherwise restricts, in any material respect, the Company or any of its Subsidiaries or affiliates from freely engaging in business anywhere in the world (including any agreement restricting, in any material respect, the Company or any of its Subsidiaries or affiliates from competing in any line of business or in any geographic area), or (C) would otherwise require a material payment to such other party as a result of the transactions contemplated by this Agreement;
               (xii) shall not, and shall not permit any of its Subsidiaries to, (A) make, change or revoke any material Tax election, (B) agree to any extension or waiver of the statute of limitations with respect to assessment or determination of a material amount of Taxes or enter into any closing agreement with respect to any material amount of Taxes, (C) file any material amended Tax Return or (D) settle or compromise any material liability for Taxes or surrender any material claim for a refund of Taxes, other than in the case of clauses (C) and (D) hereof in respect of any Taxes for which reserves have been established in the Company’s GAAP financial statements;
               (xiii) shall not enter into any new line of business that is material to it and its Subsidiaries, taken as a whole;
               (xiv) shall not adopt a plan or agreement of complete or partial liquidation or dissolution, consolidation, merger, restructuring, recapitalization or other reorganization of the Company or any of the Company’s Subsidiaries;
               (xv) shall not pay, discharge, compromise, settle or agree to settle any pending or threatened suit, action or claim, other than compromises, settlements or agreements that would not (A) require payments to or by the Company or any of its Subsidiaries in excess of $2,000,000 (net of any insurance proceeds) in the aggregate, and excluding, in each such case, those matters that are permitted under Section 5.1(b)(xviii), (B) involve injunctive or equitable relief or material restrictions on the business activities of the Company and its Subsidiaries or (C) involve the issuance of capital stock of the Company or any of its Subsidiaries or interests or rights exchangeable or exercisable therefor;
               (xvi) shall not make any capital expenditures or other expenditures with respect to its property, plant or equipment that are, in the aggregate, materially in excess of the aggregate amount for the Company and its Subsidiaries, taken as a whole, set forth in the Capital Expenditure Budget;
               (xvii) shall not effectuate or permit a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries;

               (xviii) shall not grant any material refunds, credits, rebates or other allowances by the Company or its Subsidiaries to any customer or supplier, in each case, other than in the ordinary course of business consistent with past practice;
               (xix) where the requirements of Section 626 of the Communications Act are applicable or where otherwise required to submit such a notice by statute, ordinance, regulation or agreement, shall not fail to timely file a Section 626 notice for any Franchise that is scheduled to expire within thirty (30) months of the End Date;
               (xx) shall not fail to timely give any requisite notices to the holders of the Warrants or the Warrant Agent that are required to be given pursuant to the Warrant Agreement prior to the Effective Date; and
               (xxi) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.
          (c) Each of Cable Buyer, Metro Parent and Merger Sub agrees with the Company, on behalf of themselves and their Subsidiaries and affiliates, that, between the date hereof and prior to the earlier of the Effective Time and the Termination Date, except as may be required by applicable Law or as may be consented to in writing by the Company, Cable Buyer, Metro Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries or affiliates to take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations), directly or indirectly, which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 5.2 Investigation.
          (a) Upon reasonable advance notice, the Company shall, and shall cause its Subsidiaries to, afford to the Parents and to their respective officers, directors, employees, accountants, consultants, legal counsel, financial advisors, financing sources (and their consultants, legal counsel, agents and representatives) and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period after the date hereof and prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records, facilities, personnel and such other information as either Parent shall reasonably request; provided that Cable Buyer, Metro Parent and Merger Sub agree that any such access will give due regard to minimizing interference with the operations, activities and employees of the Company and its Subsidiaries. Notwithstanding the foregoing, the Company shall not be required to afford such access if it reasonably determines that it would (i) unreasonably disrupt or impair the business or operations of the Company or any of its Subsidiaries, (ii) cause a violation of any material agreement to which the Company or any of its Subsidiaries is a party, (iii) cause a material risk of a loss of privilege to the Company or any of its Subsidiaries, (iv) constitute a violation of any applicable Law or (v) cause a material risk of disclosure of any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties. The Company acknowledges and agrees that the Parents and their respective Representatives shall be permitted to perform any onsite procedure with respect to any property of the Company or any of its Subsidiaries, but only where such procedures are reasonably required by its Lenders; provided that any such access shall be subject to the Company’s reasonable security measures and insurance requirements.
          (b) Without limiting the generality of Section 5.2(a), from the date hereof through the earlier of the Effective Time and the Termination Date, the Company shall (i) cause its employees that are management-level and above (including applicable general managers or vice presidents) to participate upon reasonable notice in a reasonable number of telephonic meetings with Parents’ representatives, during which such employees shall provide an update as to the operations and performance of the business of the Company and its Subsidiaries (including with respect to Franchise matters) and matters relating to the consummation of the transactions contemplated by this Agreement, (ii) deliver to the Parents, within twenty (20) days after the last day of each month (commencing with the month ending on March 31, 2010), or promptly following any such earlier time as they are made available to management-level employees of the Company and its Subsidiaries, all summary periodic reports customarily delivered to management-level employees of the Company and its Subsidiaries that are used to monitor the performance of the business, and (iii) make available to the Parents correct and complete copies of all correspondence, filings, submissions, and notices made to, or received from, the FCC, any State PUC, or any LFA between the date of this Agreement and the Closing, related to (A) any letter of inquiry or other investigation or proceeding by or before the Enforcement Bureau of the FCC, other than with respect to adjudication of any informal complaint; (B) compliance with Federal universal service reporting requirements, including Form 499-A and Form 499-Q; (C) any formal complaint, enforcement, or licensing proceeding by or before any State PUC, other than with respect to adjudication of any informal complaint; and (D) any renewal of, or any alleged breach, default, or non-performance under, any Franchise.
          (c) Each of Cable Buyer and Metro Parent shall, and shall cause its affiliates and each of their respective Representatives to, hold in strict confidence all documents and information furnished to either Cable Buyer or Metro Parent, their respective affiliates or their respective Representatives in connection with this Agreement and the transactions contemplated by this Agreement pursuant to the terms and conditions of that certain Confidentiality Agreement, dated as of March 11, 2009, by and between the Company and ABRY Partners, LLC (as amended, the “Confidentiality Agreement”).
     Section 5.3 Alternative Proposals.
          (a) Notwithstanding anything to the contrary set forth in this Agreement, during the period commencing with the execution of this Agreement and continuing until 12:01 a.m. (Eastern time) on the forty-first (41st) day after the date of execution of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective affiliates and Representatives shall have the right (acting under the direction of the Special Committee), directly or indirectly, pursuant to an Acceptable Confidentiality Agreement: (i) to initiate, solicit and/or encourage the submission of one or more Alternative Proposals from one or more persons and/or their affiliates or Representatives, including by furnishing to any person and/or its affiliates or Representatives any non-public information relating to the Company and/or its Subsidiaries or by affording to any person and/or its affiliates or Representatives access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company and/or its Subsidiaries (provided that the Company shall promptly make available to the Parents any material non-public information concerning the Company and/or its Subsidiaries that is provided to any person given such access which was not previously made available to the Parents or Merger Sub or their respective Representatives), (ii) to continue, enter into, participate in and/or engage in any discussions or negotiations with one or more persons and/or their affiliates or Representatives with respect to one or more Alternative Proposals or any other proposals that could lead to an Alternative Proposal, and (iii) to the extent not otherwise prohibited by this Agreement, to otherwise cooperate with, assist or take any action to facilitate any Alternative Proposals or any other proposals that could lead to any Alternative Proposals.
          (b) Subject to the provisions of this Section 5.3, on the No-Shop Period Start Date, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other representatives to, cease and cause to be terminated any discussions or negotiations with any person that would otherwise be prohibited by this Section 5.3(b). Promptly following the No-Shop Period Start Date, the Company shall deliver a written notice to each such person to the effect that, subject to the provisions of this Section 5.3, the Company is ending all discussions and negotiations with such person with respect to any Alternative Proposal, effective on and from the No-Shop Period Start Date, and the notice shall also request such person to promptly return or destroy all confidential information concerning the Company and/or its Subsidiaries. Subject to the provisions of this Section 5.3, during the period commencing on the No-Shop Period Start Date and continuing until the earlier to occur of the Effective Time and the Termination Date, the Company and its Subsidiaries shall not, and shall use its and their reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any Alternative Proposal, (ii) furnish to any person (other than the Parents or Merger Sub or their respective designees) any non-public information relating to the Company and/or its Subsidiaries, or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and/or its Subsidiaries (other than the Parents or Merger Sub or their respective designees), in any such case relating to an Alternative Proposal or any inquiries or the making of any proposal that could lead to an Alternative Proposal, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Alternative Proposal with any person, except to notify such person as to the existence of the provisions of this Section 5.3, (iv) approve, endorse or recommend an Alternative Proposal, (v) grant any waiver, amendment or release under any standstill or confidentiality agreement (except for any portion of any such standstill or confidentiality agreement that restricts the ability of a person to communicate an Alternative Proposal to the Special Committee or the Board of Directors of the Company), or anti-takeover laws, (vi) otherwise knowingly facilitate any effort or attempt by any person to make an Alternative Proposal, or (vii) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (other than any Acceptable Confidentiality Agreement).
          (c) Notwithstanding anything to the contrary set forth in this Section 5.3 or elsewhere in this Agreement, at all times during the period commencing on the No-Shop Period Start Date and continuing until the receipt of the Company Stockholder Approval, the Company

(acting under the direction of the Special Committee) may, directly or indirectly through one or more affiliates or Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company and/or its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company and/or its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to (provided that the Company shall promptly make available to the Parents and Merger Sub any material non-public information concerning the Company and/or its Subsidiaries that is provided to any person given such access which was not previously made available to the Parents or Merger Sub or their respective Representatives) any person (and/or its affiliates or Representatives) that has made or delivered to the Company an Alternative Proposal that was not solicited in breach of Section 5.3(b); provided that, prior to initiating any such action: (i) the Special Committee shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Alternative Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, and (ii) the Special Committee or the Board of Directors of the Company shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary obligations to the stockholders of the Company under applicable Laws.
          (d) Except as provided by Section 5.3(e), at any time after the execution of this Agreement (whether before or after the No-Shop Period Start Date), neither the Special Committee nor the Board of Directors of the Company shall:
               (i) resolve to withdraw, modify or qualify and/or withdraw, modify or qualify the Recommendation in a manner adverse to the Parents and/or Merger Sub (a “Change of Recommendation”); or
               (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Acquisition Agreement”) relating to any Alternative Proposal (other than any Acceptable Confidentiality Agreement).
          (e) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Stockholder Approval, (x) if the Company is then in receipt of a bona fide written Alternative Proposal from any person that is not withdrawn and that the Special Committee or the Board of Directors of the Company concludes in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal after giving effect to all adjustments to the terms of this Agreement, the Financing Commitments and/or the Limited Guarantee which may be offered by the Parents pursuant to clause (ii) below, the Special Committee or the Board of Directors of the Company may (1) effect a Change of Recommendation, and/or (2) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, to the stockholders of the Company any Superior Proposal and authorize the Company to terminate this Agreement in accordance with Section 7.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal (provided, that in such event under this clause (2), the Company concurrently terminates this Agreement pursuant to Section 7.1(h) and enters into a definitive Alternative

Acquisition Agreement with respect to such Superior Proposal), or (y) if an event, fact, circumstance, development or occurrence that affects, or would reasonably be expected to affect, the business, assets, operations or results of operations of the Company or its Subsidiaries and that has not occurred or is unknown to the Board of Directors of the Company as of the date of this Agreement (an “Intervening Event”) occurs or becomes known to the Special Committee or the Board of Directors of the Company, then the Special Committee or the Board of the Directors of the Company may effect a Change of Recommendation, if and only if:
               (i) in the case of clauses (x) and (y) above, the Special Committee or the Board of Directors of the Company shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that failure to take such action would be inconsistent with the directors’ exercise of their fiduciary obligations to the stockholders of the Company under applicable Laws;
               (ii) in the case of clauses (x) and (y) above, (A) the Company shall have provided prior written notice to the Parents at least five (5) days in advance (the “Notice Period”), to the effect that absent any revision to the terms and conditions of this Agreement, the Special Committee or the Board of Directors of the Company has resolved to effect a Change of Recommendation and/or to terminate this Agreement pursuant to Section 7.1(g) or Section 7.1(h), which notice shall specify, as applicable, in reasonable detail the material terms and conditions of any such Superior Proposal (including the identity of the person making the Superior Proposal and the ultimate beneficial owner or owners and controlling persons thereof, to the extent such information is reasonably available to the Company) or such Intervening Event; and shall have contemporaneously provided a copy of each relevant proposed transaction agreement with the party making such Superior Proposal and any other material documents, including the then current form of Alternative Acquisition Agreement; (B) prior to effecting such Change of Recommendation, or, in the case of a Superior Proposal, approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with the Parents and their respective Representatives in good faith (to the extent that the Parents desire to negotiate) to make such adjustments in the terms and conditions of this Agreement as would allow the Special Committee or the Board of Directors of the Company not to effect a Change of Recommendation and/or terminate this Agreement; and (C) the Special Committee or the Board of Directors of the Company shall have considered in good faith any changes to this Agreement, the Financing Commitments and the Limited Guarantee offered in writing by the Parents and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect; provided that in the event of any material or substantive revisions to the Alternative Proposal that the Special Committee or the Board of Directors of the Company has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to the Parents and to comply with the requirements of this Section 5.3 (including this Section 5.3(e)) with respect to such new written notice; provided, that if the Superior Proposal involves an acquisition proposal described in Section 5.3(l)(ii), the parties expressly acknowledge that the Parents’ rights hereunder shall, in addition to the foregoing, include the right not only to offer changes to this Agreement, but also the right to submit an Alternative Acquisition Agreement with respect to such Superior Proposal, which the Special Committee or the Board of Directors of the Company shall consider in good faith and in compliance with the provisions of this Section 5.3(e), and if the Special Committee or the Board of Directors of the Company determines that any such Superior Proposal described in Section 5.3(l)(ii) no longer constitutes a Superior Proposal in relation to the terms of the Parents’ Alternative Acquisition Agreement, the Special Committee or the Board of Directors of the Company shall approve the Parents’ Alternative Acquisition Agreement and this Agreement shall be deemed to have been terminated pursuant to Section 7.1(a) upon the parties entering into such Alternative Acquisition Agreement.
               (iii) in the case of clause (x) above, the Company shall have complied in all material respects with its obligations under this Section 5.3 with respect to such Superior Proposal; and
               (iv) in the case of clause (x)(2) above, the Company shall have validly terminated this Agreement in accordance with Section 7.1(h), including the payment of the Termination Fee in accordance with Section 7.2(a).
None of the Company, the Special Committee or the Board of Directors of the Company shall enter into any binding agreement with any person to limit or not to give prior notice to the Parents of its intention to effect a Change of Recommendation or to terminate this Agreement, in each case, in light of a Superior Proposal.
          (f) The Company agrees that it will keep the Parents reasonably informed regarding the matters contemplated by this Section 5.3 (including any Alternative Proposals). Without limiting the generality of the foregoing, (i) the Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify the Parents if any proposals or offers with respect to an Alternative Proposal are received by the Company or any of its Representatives indicating, in connection with such notice, the identity of the person or group of persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the Parents reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified and (ii) following the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify the Parents if any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the identity of the person or group of persons and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.
          (g) Nothing contained in this Agreement shall prohibit the Company, the Special Committee or the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 or 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Special Committee or the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law or would constitute a violation of applicable Law. It is understood and agreed that, for purposes of this Agreement (including Article VII), a factually accurate public statement by the Company that describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Special Committee or the Board of Directors of the Company, shall not constitute a Change of Recommendation or an approval or recommendation with respect to any Alternative Proposal.
          (h) Other than with respect to the Financing Commitments, neither Cable Buyer, Metro Parent nor Merger Sub, nor any of their respective affiliates, shall make or enter into any formal or informal arrangements or understandings (whether or not binding) with any person, or have any discussions or other communications with any other person, in any such case with respect to any Alternative Proposal involving the Company.
          (i) The Company shall not take any action to exempt any person (other than Cable Buyer, Metro Parent, Merger Sub and their respective affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions of any other Law) or otherwise cause such restrictions not to apply, other than in connection with a termination of this Agreement under Section 7.1(g) or Section 7.1(h) (and the payment of any fee required pursuant to Section 7.2).
          (j) As used in this Agreement, “Acceptable Confidentiality Agreement” shall mean a customary confidentiality and standstill agreement that contains confidentiality and standstill provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided that such confidentiality agreement shall not be required to restrict a person from communicating an Alternative Proposal to the Special Committee or the Board of Directors of the Company, and provided further that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of otherwise prohibiting the Company from compliance with any of the provisions of this Section 5.3) or, to the extent applicable, a confidentiality agreement entered into prior to the execution of this Agreement.
          (k) As used in this Agreement, “Alternative Proposal” shall mean any proposal or offer, including any proposal or offer from or to the Company’s stockholders, made by any person or group (as defined under Rule 13(d) of the Exchange Act) other than Cable Buyer, Metro Parent or their respective Subsidiaries and/or affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any (i) merger, reorganization, share exchange, consolidation, business combination, joint venture, partnership, recapitalization, dissolution, liquidation or similar transaction involving the Company and/or any Subsidiary or Subsidiaries of the Company whose business or businesses constitute twenty-five percent (25%) or more of the assets, revenues or earnings of the Company and its Subsidiaries, taken as a whole, (ii) acquisition of assets of the Company and/or its Subsidiaries equal to twenty-five percent (25%) or more of the consolidated assets of the Company and its Subsidiaries or to which twenty-five percent (25%) or more of the Company’s revenues or earnings on a consolidated basis are attributable or (iii) acquisition of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of equity interests representing a twenty-five percent (25%) or greater economic or voting interest in the Company or tender offer or exchange offer that, if consummated, would result in any person or group (as defined under Rule 13(d) of the Exchange Act) beneficially owning equity interests representing a twenty-five percent (25%) or greater economic or voting interest in the Company.
          (l) As used in this Agreement, “Superior Proposal” shall mean any bona fide (i) Alternative Proposal (except that references to “twenty-five percent (25%) or more” in the definition thereof will be deemed to be references to “fifty percent (50%) or more”) or (ii) written proposal to acquire assets or businesses of the Company and/or its Subsidiaries for a Purchase Price in excess of $665,000,000, in each case made by any person that is on terms that the Special Committee or the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel and after taking into account all legal, financial (including the financing terms thereof), regulatory, timing and other aspects of the proposal, as well as any modification to this Agreement, the Limited Guarantee and/or the Financing Commitments (or the terms of any Alternative Acquisition Agreement offered by the Parents, in the case of clause (ii)) that the Parents and Merger Sub propose to make in accordance with Section 5.3(e)(ii)), are more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement.
          (m) As used in this Agreement, “Purchase Price” shall mean the total amount of cash and the fair market value of any securities proposed to be paid to the Company and/or its Subsidiaries in connection with any proposed transaction or series of related transactions to acquire assets or businesses of the Company and/or its Subsidiaries, including the principal amount of any indebtedness for borrowed money (or similar non-trade liabilities or obligations) of the Company and/or its Subsidiaries repaid, retired, extinguished or assumed in connection with such transaction or series of related transactions and all amounts proposed to be paid into escrow in connection with such transaction or series of related transactions; but excluding any earn-out or similar contingent payments.
     Section 5.4 Proxy Statement; Company Meeting.
          (a) The Company shall prepare and file with the SEC, as promptly as practicable, but in any event within twenty five (25) days after the date hereof, a preliminary proxy statement in connection with seeking the adoption of this Agreement by the stockholders of the Company (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”), which shall, subject to Section 5.3, include the Recommendation, and shall use all reasonable efforts to promptly respond to any comments by the SEC staff in respect of the Proxy Statement. Without limiting the generality of the foregoing, each of Cable Buyer, Metro Parent and Merger Sub shall provide to the Company such information concerning Cable Buyer, Metro Parent and Merger Sub as the Company may reasonably request for inclusion in the Proxy Statement. If, at any time prior to the Company Meeting, any inaccuracy or omission of information relating to the Company or its affiliates, officers or directors should be discovered by the Company, or any inaccuracy or omission of information relating to Cable Buyer, Metro Parent or Merger Sub or any of their respective affiliates, officers or directors should be discovered by Cable Buyer, Metro Parent or Merger Sub, in either case which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, then such party shall promptly notify the other parties, and the Company shall file with the SEC an appropriate amendment or supplement describing such information. The Company shall cause the definitive Proxy Statement to be mailed promptly (but in no event later than five (5) business days) after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement; provided that the Company shall not be required to mail the Proxy Statement (or file the definitive Proxy Statement with the SEC) prior to the No-Shop Period Start Date.
          (b) The Company shall promptly notify the Parents of the receipt of all comments of the SEC staff with respect to the Proxy Statement and of any request by the SEC staff for any amendment or supplement thereto or for additional information and shall promptly provide to the Parents copies of all correspondence between the Company and/or any of its Representatives, on the one hand, and the SEC staff, on the other hand, with respect to the Proxy Statement.
          (c) Subject to applicable Laws, notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC staff with respect thereto, the Company shall promptly provide the Parents with an opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response comments reasonably and timely proposed by the Parents.
          (d) Following the clearance of the Proxy Statement by the SEC, subject to the other provisions of this Agreement and unless this Agreement has been validly terminated pursuant to Section 7.1, the Company shall promptly (i) take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the mailing of the definitive Proxy Statement (and in no event shall such meeting of stockholders be scheduled to occur later than twenty-five (25) business days after the filing of the definitive Proxy Statement with the SEC) for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), and (ii) subject to Section 5.3, recommend such approval and use all reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the transactions contemplated by this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Meeting: (A) with the consent of either Parent; (B) for the absence of a quorum; (C) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Special Committee or the Board of Directors of the Company has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Meeting; or (D) if the Company has provided a written notice to the Parents and Merger Sub pursuant to Section 5.3(e)(ii) and the deadline contemplated by Section 5.3(e)(ii) with respect to such notice has not been reached.

     Section 5.5 Stock-Based Awards; Employee Matters.
          (a) Stock-Based Awards.
               (i) Each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under the Company Stock Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be automatically cancelled and shall cease to exist, and shall become fully vested and converted into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Stock Option and (B) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent (the aggregate amount of such cash hereinafter referred to as the “Option Consideration”) less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.
               (ii) Each restricted share of Company Common Stock (each, a “Company Restricted Share”) granted under the Company Stock Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be automatically cancelled and shall cease to exist, and become fully vested and converted into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the amount of the Merger Consideration, with the aggregate amount of such payment rounded to the nearest cent (the aggregate amount of such cash hereinafter referred to as the “Restricted Share Consideration”) less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.
               (iii) Each restricted stock unit (each, a “Company Restricted Stock Unit”) granted under the Company Stock Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be automatically cancelled and shall cease to exist, and become fully vested and converted into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the amount of the Merger Consideration, with the aggregate amount of such payment rounded to the nearest cent (the aggregate amount of such cash hereinafter referred to as the “Restricted Stock Unit Consideration”) less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.
               (iv) Each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted under the Company Stock Plans or Company Benefit Plans (including phantom units, deferred stock units and dividend equivalents), all of which are set forth in Section 3.2(a) of the Company Disclosure Schedule, and other than Company Stock Options, Company Restricted Shares and Company Restricted Stock Units (each, other than Company Stock Options, Company Restricted Shares and Company Restricted Stock Units, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, cease to represent a right or award with respect to shares of Company Common Stock, shall be automatically cancelled and shall cease to exist, shall become fully vested and shall entitle the holder thereof to receive, at the Effective Time an amount in cash equal to the Merger Consideration in respect of each Share underlying a particular Company Stock-Based Award less any applicable exercise price or reference value with respect to such Company Stock-Based Award (the aggregate amount of such cash, together with the Option Consideration, the Restricted Share Consideration and the Restricted Stock Unit Consideration, hereinafter referred to as the “Option and Stock-Based Consideration”) less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.
               (v) The Board of Directors of the Company or the Compensation Committee thereof, as appropriate, shall make such adjustments and amendments to or make such determinations with respect to Company Stock Options, Company Restricted Shares, Company Restricted Stock Units and Company Stock-Based Awards to (A) implement the foregoing provisions of this Section 5.5(a) and (B) terminate, as of the Effective Time, the Company Benefit Plans as to future grants of Company Stock Options, Company Restricted Shares, Company Restricted Stock Units and Company Stock-Based Awards.
          (b) Employee Matters.
               (i) For a period of twelve (12) months following the Effective Time, each of Cable Buyer and Metro Parent shall use its commercially reasonable efforts to provide, or cause to be provided, to each current and former Employee (“Company Employees”) compensation, salary, wages, cash incentive opportunities, severance, medical and other welfare benefit plans, programs and arrangements (in each case excluding equity compensation) that are comparable, in the aggregate, to the compensation, salary, wages, cash incentive opportunities, severance, medical and other welfare benefit plans, programs and arrangements (in each case excluding equity compensation) provided to Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, (A) each of Cable Buyer and Metro Parent shall use its commercially reasonable efforts to provide, or cause to be provided, to Company Employees whose employment terminates during the twelve (12)-month period following the Effective Time severance benefits at the levels and pursuant to the terms of the Company’s severance guidelines as in effect immediately prior to the Effective Time and consistent with past practices and (B) during such twelve-month period following the Effective Time, severance benefits offered to Company Employees shall be determined without taking into account any reduction after the Effective Time in compensation paid to Company Employees.
               (ii) For all purposes (including purposes of vesting, eligibility to participate and benefits accruals) under the employee benefit plans of the Parents and their Subsidiaries (if any) providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors prior to the Effective Time, to the same extent as such Company Employee was entitled, prior to the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans (if any) to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee (if any), the applicable Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time and the applicable Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
               (iii) In consideration of the foregoing, the Company shall use its commercially reasonable efforts to take such action as may be necessary to cause any of its Subsidiaries that will employ Company Employees as of the Effective Time to be included as participating employers in the Old Plans and to cause such Subsidiaries to be covered with respect to any insurance policies or services contracts providing services, coverage, stop-loss, or other benefits to Company Employees or their respective employers as of the date hereof. The Company shall reasonably cooperate and assist Cable Buyer and Metro Parent in such other endeavors as may be reasonably requested from time to time by Cable Buyer and Metro Parent in connection with this Section 5.5(b).
               (iv) Each of the Parents hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Stock Plans and the Company Benefit Plans, as applicable, will occur at or prior to the Effective Time, as applicable.
               (v) The Company and its Subsidiaries shall provide the Parents and Merger Sub with a copy of any written communication intended to be made to Employees relating to the transactions contemplated hereby, and will provide a reasonable opportunity for the Parents and Merger Sub to review and suggest revisions to such written communications.
               (vi) Nothing in this Agreement, express or implied, shall affect the right of either Parent (or, following the Effective Time, the Surviving Corporation and its Subsidiaries) to terminate the employment of its employees. Nothing in this Agreement shall be construed to grant any Employee a right to continued employment by the Company, Cable Buyer, Metro Parent or any of their respective Subsidiaries. This Agreement shall not limit the ability of Cable Buyer, Metro Parent or any of their respective affiliates to amend or terminate any benefit or compensation plan or program of Cable Buyer, Metro Parent or any of their respective affiliates and nothing contained herein shall be construed as an amendment to or modification of any such plan. Nothing contained in this Agreement, express or implied, shall constitute an amendment to any Company Benefit Plan or other benefit plan, create any third party beneficiary rights or inure to the benefit of or be enforceable by any employee of Cable Buyer, Metro Parent, the Company or their respective Subsidiaries or of any entity or any person representing the interest of any employees.
     Section 5.6 Reasonable Best Efforts.
          (a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Acquisition Transactions and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries prior to the Effective Time pay or agree to pay any material fee or penalty or other material consideration or grant any material concessions to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement; provided further that neither the Company nor any of its Subsidiaries shall be required to materially modify any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement, except (A) as expressly contemplated by this Agreement, or (B) where such modification is conditioned upon the consummation of the Merger.
          (b) Without limiting the foregoing, and except with respect to the LFA Approvals (which are covered by Section 5.6(c) below), the Company, Cable Buyer, Metro Parent and Merger Sub shall (i) promptly, but in no event later than ten (10) business days after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) as promptly as practicable, make the necessary applications, requests, notices and other filings, and thereafter timely make all other filings and notifications, required to obtain or maintain all FCC Approvals and State PUC Approvals, (iii) use their respective reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iv) use their respective reasonable best efforts to obtain the FCC Approvals and State PUC Approvals as expeditiously as possible, (v) use their respective reasonable best efforts to take, or cause to be taken, all other actions that would not reasonably be expected to constitute, individually or in aggregate, a Company Material Adverse Effect, and do, or cause to be done, all other things that would not reasonably be expected to constitute, individually or in aggregate, a Company Material Adverse Effect, necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further actions that would not reasonably be expected to constitute, individually or in aggregate, a Company Material Adverse Effect, as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction (each of the foregoing, an “Antitrust Authority”) may assert under any Regulatory Law with respect to the transactions contemplated by this Agreement, and, consistent with the foregoing, to avoid or eliminate each and every impediment under any Law that would reasonably be expected to be asserted by any Governmental Entity with respect to the Acquisition Transactions so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including, without limitation (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, trust or otherwise, the sale, divestiture or disposition of such assets or businesses of Cable Buyer, Metro Parent or any of their respective Subsidiaries or affiliates or of the Company or its Subsidiaries to the extent such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (B) otherwise taking or committing to take actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect that after the Closing Date would limit the freedom of either Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) or affiliates’ freedom of action with respect to, or its ability to retain, one or more of their Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing, and (vi) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company, Cable Buyer, Metro Parent or Merger Sub, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Antitrust Authority, the FCC and/or State PUC with respect to such transactions.
          (c) As soon as practicable after the date hereof, but in no event later than twenty (20) business days after the date hereof, the Company, Cable Buyer, Metro Parent and Merger Sub shall prepare and submit to the Local Franchising Authorities FCC Form 394 transfer applications, or such other applications, notices and/or requests, as the parties reasonably agree are appropriate in order to obtain the LFA Approvals, and the Company, Cable Buyer, Metro Parent and Merger Sub shall cooperate with each other to provide any information required by such applications.
               (i) Each of the Company, Cable Buyer, Metro Parent and Merger Sub shall use their respective reasonable best efforts to obtain the LFA Approvals as expeditiously as possible.
               (ii) The Company, Cable Buyer, Metro Parent and Merger Sub shall cooperate fully with each other in obtaining the LFA Approvals, including by helping each other to arrange and facilitate negotiations with the applicable Local Franchising Authorities.

               (iii) None of the Company, Cable Buyer, Metro Parent or Merger Sub shall, without the prior written consent of the other parties hereto, (A) propose or agree to any amendments, conditions or modifications to the Franchises, (B) agree to any extension(s) of the 120-day period under the Communications Act for a Local Franchising Authority to act upon an LFA Approval application or (C) make any proposals or take other actions that would reasonably be expected to (x) adversely affect the likelihood that the LFA Approval will be granted or (y) delay the grant of any such LFA Approval beyond the 120-day period following submission of the FCC Form 394 transfer application.
               (iv) At the outset of any communications and/or discussions with any Local Franchising Authority and as reasonably appropriate throughout such communications and discussions, (A) each of Cable Buyer, Metro Parent and Merger Sub shall reiterate to such Local Franchising Authority the willingness and ability of Cable Buyer, Metro Parent and Merger Sub to accept and assume all of the obligations of such Franchise, without material amendment, modification or imposition of any additional material obligations or commitments and (B) each of the Company, Cable Buyer, Metro Parent and Merger Sub shall reiterate that it desires to secure the LFA Approval as expeditiously as possible, and in no event later than the end of the 120-day period following submission of the Form 394 transfer application and other required information to the applicable Local Franchising Authority. If, at any time, a Local Franchising Authority indicates that it will approve the transfer of a Franchise in such form as it exists as of the date hereof without amendment, modification or imposition of any additional obligations or commitments, then the Company, Cable Buyer, Metro Parent and Merger Sub shall agree to accept the transfer approval on such terms.
          (d) The Company, Cable Buyer, Metro Parent and Merger Sub shall permit counsel for the other parties hereto reasonable opportunity to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Entity. Each of the Company, Cable Buyer, Metro Parent and Merger Sub agrees, to the extent reasonably possible, not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other parties hereto in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties reasonable advance notice of such meeting or discussion and the opportunity to attend and participate therein. Upon receipt of prior notice thereof, each of the Company, Cable Buyer, Metro Parent and Merger Sub shall ensure that its appropriate officers and employees shall be available to attend, as the Company, Cable Buyer, Metro Parent, Merger Sub or the applicable Governmental Entity may reasonably request, any scheduled hearings or meetings in connection with obtaining any FCC Approvals, State PUC Approvals or LFA Approvals. Notwithstanding anything to the contrary in this Section 5.6, materials provided to the other party or its outside counsel may be redacted to remove any estimate of the valuation of the Company, its business or its capital stock, or the identities of other potential acquirers. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.6 so as to preserve any applicable privilege. As soon as reasonably practicable following the date hereof, the Company, Cable Buyer, Metro Parent and Merger Sub shall negotiate in good faith the terms of, and enter into, a joint defense agreement regarding certain matters of common interest arising from the transactions contemplated by this Agreement.
          (e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company, Cable Buyer and Metro Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.6 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 5.6.
          (f) Except as expressly contemplated by this Agreement, neither Parent nor the Company shall, and each shall cause its respective affiliates not to, take any action (including any acquisition of businesses or assets) which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement due to the actions of any Antitrust Authority, State PUC or the FCC. Cable Buyer, Metro Parent and the Company acknowledge and agree that in the event that any affiliate of Cable Buyer, Metro Parent or the Company takes any such action that it shall be deemed to be a breach of this Agreement by Cable Buyer, Metro Parent or the Company, as appropriate.
          (g) For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, the Communications Act, and all other federal, state, local or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation (i) any antitrust, competition or trade regulation Laws that are designed or intended to (A) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (B) protect the national security or the national economy of any nation, and (ii) any Laws designed or intended to regulate the telecommunications and/or cable industries.
     Section 5.7 Takeover Statute. The Company and its Board of Directors shall take all action necessary to ensure that no “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation is or becomes applicable to this Agreement or the transactions contemplated by this Agreement. If any such statute or regulation becomes applicable to this Agreement or the transactions contemplated by this Agreement, each of the Company and the members of its Board of Directors shall grant such approvals and take such actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

     Section 5.8 Public Announcements. The Parents and the Company agree to issue a joint press release announcing this Agreement. The Company and the Parents will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement, filing or comment prior to the issuance of such press release or other public statement, filing or comment relating to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or other public statement, filing or comment prior to such consultation except, in each case, as may be required by applicable Law or by obligations pursuant to any listing agreement with, or requirement of, the NASDAQ Stock Market; provided, however, neither Parents’ nor Merger Sub’s consent shall be required, nor shall the Company be required to consult with either Parent or Merger Sub in connection with, or provide either Parent or Merger Sub an opportunity to review or comment upon, any press release or other public statement, filing or comment to be issued or made with respect to any Alternative Proposal or with respect to any Change of Recommendation. Notwithstanding the foregoing, without the prior consent of the other parties, the Company (a) may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by either Parent.
     Section 5.9 Indemnification and Insurance.
          (a) Each of the Parents and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each person who is now or has been prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or its Subsidiaries (each an “Indemnified Party”) as provided in their respective certificates of incorporation or by-laws or other similar organizational documents or in any agreement identified on Section 5.9 of the Company Disclosure Schedule shall survive the Acquisition Transactions and shall continue in full force and effect. Except as otherwise required by applicable Law, for a period of six (6) years from the Effective Time, Metro Parent and the Surviving Corporation shall cause the certificate of incorporation and by-laws and similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions no less favorable to the Indemnified Parties with respect to exculpation, limitation of liabilities and indemnification than are set forth in the certificate of incorporation and by-laws or similar organizational documents of the Company and its Subsidiaries in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any person who is now or has been prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, each of the Parents shall be jointly and severally liable for, and Metro Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9 without limit as to time.
          (b) From and after the Effective Time, each of the Parents and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each person who is now or has been prior to the date hereof, or who becomes prior to the Effective Time, an Indemnified Party against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action arising out of, relating to or in connection with the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such Action, (i) each of the Parents and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action and (ii) neither of the Parents nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents.
          (c) For a period of six (6) years from the Effective Time, the Surviving Corporation shall maintain (and Metro Parent shall cause to be maintained) in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or prior to the Effective Time (provided that Metro Parent or the Surviving Corporation may substitute therefor polices of at least the same coverage with respect to matters existing or occurring at or prior to the Effective Time, including a “tail” policy); provided, however, that after the Effective Time, neither Metro Parent nor the Surviving Corporation shall be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. At the Company’s option, the Company may purchase at or prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by this Agreement; provided that the premium for any such “tail” policy shall not be in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.9 and Metro Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.
          (d) The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.
          (e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have, as of the date hereof, under the certificate of incorporation or by-laws or similar organizational documents of the

Company or any of its Subsidiaries or the Surviving Corporation or any of its Subsidiaries, any other indemnification agreement or arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Acquisition Transactions and expressly are intended to benefit, and are specifically enforceable by, each of the Indemnified Parties.
          (f) In the event Metro Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Metro Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.
          (g) Notwithstanding anything to the contrary set forth in this Section 5.9, in the event Cable Buyer or Cable Opco or any of their respective successors or assigns (i) consolidates with or merges into any other person (other than Sponsor or any of Sponsor’s affiliates), and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person (other than Sponsor or any of Sponsor’s affiliates), then, and in either such case, all of Cable Buyer’s and its Subsidiaries’ obligations under this Section 5.9 shall cease and be of no further effect as of immediately prior to the consummation of such consolidation, merger or transfer.
     Section 5.10 Control of Operations. Nothing contained in this Agreement shall give either Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time.
     Section 5.11 Financing.
          (a) Subject to the terms and conditions of this Agreement, each of Cable Buyer, Metro Parent and Merger Sub shall, and shall cause each of its affiliates to, use its reasonable best efforts to obtain the Metro Equity Financing and the Metro Debt Financing (together, the “Metro Financing”) and the Cable Equity Financing and the Cable Debt Financing (together, the “Cable Financing”), as applicable, on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts to (i) comply with its obligations under the applicable Financing Commitments, (ii) maintain in effect the applicable Financing Commitments, (iii) negotiate and enter into definitive agreements with respect to the applicable Financing Commitments on terms and conditions not materially less favorable, in the aggregate and taken as a whole, to Cable Buyer, Metro Parent and Merger Sub than those contained in the applicable Financing Commitments, (iv) satisfy on a timely basis all conditions applicable to Cable Buyer, Metro Parent and Merger Sub contained in the applicable Financing Commitments (or any definitive agreements related thereto) within their control, including the payment of any commitment, engagement or placement fees required as a condition to the Metro Financing and the Cable Financing, as applicable, and (v) upon satisfaction of such conditions, and the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), enforce all of its rights under the applicable Financing Commitments (or any definitive agreements related thereto) and consummate the applicable Financing at or prior to the

Closing Date, but in no event later than the End Date (it being understood that it is not a condition to Closing under this Agreement, nor to the consummation of the Cable Transfer or the Merger, for Cable Buyer, Metro Parent or Merger Sub to obtain the Financing or any Alternative Debt Financing; provided, that in no event shall Cable Buyer, Metro Parent or Merger Sub be required to consummate the Closing any earlier than the second (2nd) business day immediately following the end of the Marketing Period). The Parents shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing the Company with copies of all definitive agreements and other documents related to the Financing). The Parents shall give the Company prompt notice upon having knowledge of any breach by any party of any of the Financing Commitments or any termination of any of the Financing Commitments. Other than as set forth in Section 5.11(b), neither Parent shall, without the prior written consent of the Company (not to be unreasonably withheld, conditional or delayed), amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Financing Commitments (or any definitive agreements related thereto) or any other provision of, or remedies under, the Financing Commitments (or any definitive agreements related thereto), in each case to the extent such amendment, modification, supplement or waiver would reasonably be expected to have the effect of (A) adversely affecting in any material respect the ability of Cable Buyer, Metro Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement, (B) amending, modifying, supplementing or waiving the conditions or contingencies to the Financing in a manner materially adverse to the Company or the holders of Shares or (C) materially delaying the Effective Time or the Closing. In the event all conditions applicable to the Financing Commitments have been satisfied and all of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied (or waived), each of Cable Buyer and Metro Parent shall use its reasonable best efforts to cause the Lenders and Sponsor to fund the Metro Financing and the Cable Financing, as applicable, required to consummate the Cable Transfer, the Merger and the other transactions contemplated by this Agreement (including by taking enforcement action to cause the persons providing the Metro Financing and the Cable Financing, as applicable, to fund such Financing).
          (b) Each of Cable Buyer, Metro Parent and Merger Sub may, and if all or any portion of the Debt Financing becomes unavailable (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of the representations, warranties, covenants or agreements of the Company set forth in this Agreement, in each case, after providing ten (10) days’ (or such shorter period of time as may then exist under the Debt Financing) written notice to the Company and a reasonable opportunity to cure), each of Cable Buyer, Metro Parent and Merger Sub shall use its reasonable best efforts to, (i) arrange to promptly obtain the Debt Financing or such portion of the Debt Financing from alternative sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount sufficient, when added to the portion of the Financing that is available, together with any cash or cash equivalents held by the Company (not needed for other purposes) at the Effective Time, to pay in cash all amounts required to be paid by Cable Buyer, Metro Parent, Merger Sub and the Surviving Corporation in connection with the transactions contemplated by this Agreement (“Alternative Debt Financing”) and (ii) obtain a new financing commitment letter (the “Alternative Debt Commitment Letter”) and a new definitive agreement with respect thereto that provides for financing (A) on terms not materially less favorable, in the aggregate, to the Parents and Merger Sub, (B) containing conditions to draw and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous, taken as a whole, than those conditions and terms contained in the Debt Financing Commitments as of the date hereof and (2) would not reasonably be expected to materially delay the Effective Time or the Closing and (C) in an amount that is sufficient, when added to the portion of the Financing that is available, together with any cash or cash equivalents held by the Company as of the Effective Time, to pay in cash all amounts required to be paid by Cable Buyer, Metro Parent, Merger Sub and the Surviving Corporation in connection with the transactions contemplated by this Agreement. In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing (and consequently the term “Financing” shall include the Equity Financing and the Alternative Debt Financing), and the term “Debt Financing Commitments” as used in this Agreement shall be deemed to include any Alternative Debt Commitment Letter.
          (c) The Company will, and will cause its Subsidiaries to, and will request their respective Representatives to, cooperate reasonably with Cable Buyer, Metro Parent, Merger Sub and their authorized Representatives in connection with the arrangement and closing of the Debt Financing (including any Alternative Debt Financing), including, without limitation, (i) assisting in the preparation for and participating on reasonable advance notice in a reasonable number of lender and investor meetings, presentations, road shows, due diligence sessions, meetings with rating agencies and similar events, and providing reasonable assistance to the Parents in obtaining any ratings contemplated by the Debt Financing; (ii) furnishing information (including financial statements) reasonably required to be included in, and providing reasonable assistance with, the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents; provided that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by the Company or any of its Subsidiaries prior to the Effective Time; provided further that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor or obligors; (iii) without limitation of clause (ii) above, as promptly as reasonably practicable, furnishing the Parents and their Lenders with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by the Parents (including in connection with the Parents’ preparation of pro forma financial statements), including annual and interim financial statements, financial data, audit reports and other information of the type required by Regulation S-X promulgated under the Securities Act and Regulation S-K for a registered public offering, and of type and form customarily included in private placements under Rule 144A, to consummate the Debt Financing contemplated by the Financing Commitments, or as otherwise reasonably required in connection with the Debt Financing and the transactions contemplated by this Agreement or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the Debt Financing contemplated by the Financing Commitments, including the Segment Financial Statements and the Pro Forma Segment Financial Information (each as defined in Section 5.11(d)) (all such foregoing information in this clause (iii), the “Required Information”), and any other financial statements or other information reasonably requested by the Lenders in connection with the Debt Financing;

(iv) using reasonable best efforts to obtain customary accountants’ comfort letters, appraisals and surveys (including providing reasonable access to the Parents and their respective agents to all owned real property for such purposes), title insurance and other documentation and items relating to the Debt Financing as reasonably requested by the Parents and, if requested by the Parents or Merger Sub, to cooperate with and assist the Parents or Merger Sub in obtaining such documentation and items; (v) arranging for consents of accountants for appropriate use of their reports in any materials relating to the Debt Financing and reasonably facilitating the pledging or the re-affirmation of the pledge of collateral (including cooperation in connection with the pay-off of existing indebtedness and the release of related Liens); (vi) taking commercially reasonable actions necessary to (A) permit the Lenders to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Effective Time and (B) assist the Parents to establish or maintain, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with the Financing; and (vii) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by the Parents that are necessary or customary to permit the consummation of the Debt Financing, including any high yield financing, and to permit the proceeds thereof, together with the cash or cash equivalents of the Company and its Subsidiaries (not needed for other purposes), to be made available to the Company on the Closing Date to consummate the Cable Transfer and the Merger. The Company agrees that it will supplement and keep current the Required Information on a reasonably periodic basis and provide any supplements reasonably requested by the Parents so that the Parents may access the financing markets. Any information provided to Cable Buyer, Metro Parent or Merger Sub pursuant to this Section 5.11(c) shall be subject to the Confidentiality Agreement. The Company and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the Financing, and the Parents shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its Representatives. Cable Buyer, Metro Parent and Merger Sub acknowledge and agree that the Company and its affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any person under or in connection with, the arrangement of the Financing or any alternative financing that Cable Buyer, Metro Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement, and that Cable Buyer, Metro Parent and Merger Sub shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing (other than to the extent such losses arise from the willful misconduct or gross negligence of the Company, its Subsidiaries or their respective Representatives, as determined by a final, nonappealable judgment by a court of competent jurisdiction) and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries expressly for use in connection therewith). The Company consents, prior to the termination of this Agreement, to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the arrangement of the Financing in a manner custom ary for such financing transactions. Nothing in this Section 5.11(c) shall require the Company or any of its Subsidiaries to provide any assistance which would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries.

          (d) The “Segment Financial Statements” shall refer collectively to (i) the audited statements of income, equity and cash flows of the Cable Business for the fiscal years ended December 31, 2008 and December 31, 2009 and the audited balance sheets of the Cable Business as of December 31, 2008 and December 31, 2009, together with unaudited balance sheets and statements of income, equity and cash flows of the Cable Business as of or for any subsequent interim periods, and (ii) the audited statements of income, equity and cash flows of the Fiber Business for the fiscal years ended December 31, 2008 and December 31, 2009 and the audited balance sheets of the Fiber Business as of December 31, 2008 and December 31, 2009, together with unaudited balance sheets and statements of income, equity and cash flows of the Fiber Business as of or for any subsequent interim periods. The “Pro Forma Segment Financial Information” shall refer to separate pro forma financial statements in accordance with Rule 11-01 of Regulation S-X for each of the Cable Business and the Fiber Business, giving effect to these segments as stand-alone entities and the Debt Financing, as applicable, as of January 1, 2009 and any applicable interim period.
          (e) In no event shall Cable Buyer, Metro Parent, Merger Sub or Sponsor (i) retain any financial advisor on an exclusive basis other than advisors to which the Special Committee consents (which consent shall not be unreasonably withheld, delayed or conditioned) or (ii) enter into any exclusivity, lock-up or other similar agreement, arrangement or understanding, with any bank or investment bank or other potential provider of debt or equity financing that could reasonably be expected to prevent such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries, in connection with the Cable Transfer, the Merger or the other transactions contemplated by this Agreement.
     Section 5.12 Notification of Certain Matters. The Company shall give prompt notice to the Parents and Merger Sub, and the Parents and Merger Sub shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect or would reasonably be expected to cause any condition set forth in Article VI not to be satisfied as of the Closing, and (b) any material failure of the Company, Cable Buyer, Metro Parent or Merger Sub, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.12 shall not affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or otherwise limit or affect the remedies available hereunder to the parties.
     Section 5.13 Obligations of Merger Sub. Metro Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
     Section 5.14 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     Section 5.15 Delisting. Metro Parent shall cause the Company’s securities to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act at or as soon as practicable following the Effective Time.
     Section 5.16 Marketing Period. Subject to the terms and conditions of this Agreement, the parties hereto acknowledge and agree that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by the Parents on no less than three (3) business days prior written notice to the Company and (b) the second (2nd) business day immediately following the end of the Marketing Period (as it may be extended under the terms of this Agreement), subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VI for the Closing as of the date determined in accordance with clause (a) or (b) above, or on such other date, time or place as the Company and the Parents may agree in writing. The term “Marketing Period” shall mean the first period of thirty-five (35) consecutive calendar days after the date of this Agreement, beginning on the later of (x) the delivery of the Required Information and (y) the first business day following the date on which the conditions set forth in Section 6.1 (other than the conditions set forth in Section 6.1(d)) and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at Closing), throughout and at the end of which (i) the Parents shall have (and their Lenders or other Financing sources shall have) access to the Required Information (it being understood that if at any time during the Marketing Period (A) the Required Information becomes stale, ceases to comport with the SEC requirements that would apply to a registered public offering of debt securities or otherwise does not include the “Required Information”, as defined, (B) the Required Information does not include audited financial statements of the Company and its Subsidiaries or the Cable Business as a stand-alone entity or the Fiber Business as a stand-alone entity, as of and for the year ended December 31, 2009, (C) the independent registered public accounting firm for the Company, or for the Cable Business as a stand-alone entity, or for the Fiber Business as a stand-alone entity, shall have withdrawn its audit opinion with respect to the most recently issued audited consolidated financial statements of the Company, the Cable Business as a stand-alone entity or the Fiber Business as a stand-alone entity, as the case may be, (D) the Company shall have been delinquent in filing any periodic report or material current report with the SEC required under the Exchange Act, (E) the Company shall have announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, then the Marketing Period shall not be deemed to have occurred and shall be deemed to have commenced only when such deficiency or condition has been cured or no longer exists) and (ii) the conditions set forth in Section 6.1 (other than the conditions set forth in Section 6.1(d)) and Section 6.3 are satisfied (other than those conditions that by their nature are to be satisfied at Closing); provided that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated; and provided further that if the Company shall in good faith reasonably believe it has delivered the Required Information, it may deliver to the Parents a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Information will be deemed to have been delivered on the date of such notice unless the Parents in good faith reasonably believe the Company has not completed delivery of the Required Information and, within three (3) business days after the delivery of such notice by the Company, deliver a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered).
ARTICLE VI
CONDITIONS TO THE ACQUISITION TRANSACTIONS
     Section 6.1 Conditions to Each Party’s Obligation to Effect the Acquisition Transactions. The respective obligations of each party to effect the Acquisition Transactions shall be subject to the fulfillment (or waiver in writing by all parties, to the extent permitted by applicable Law) on or prior to the Closing Date of the following conditions:
          (a) The Company Stockholder Approval shall have been obtained in accordance with the DGCL and the certificate of incorporation and by-laws of the Company.
          (b) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Acquisition Transactions and shall continue to be in effect.
          (c) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated.
          (d) The FCC Approvals, the State PUC Approvals, the LFA Approvals and the consents of any other Governmental Entity described on Section 6.1(d) of the Company Disclosure Schedule shall have become effective and shall remain in effect.
     Section 6.2 Conditions to Obligation of the Company to Effect the Acquisition Transactions. The obligation of the Company to effect the Acquisition Transactions is further subject to the fulfillment (or waiver, in whole or in part, in writing by the Company, to the extent permitted by applicable Law) on or prior to the Closing Date of the following further conditions:
          (a) The representations and warranties of Cable Buyer, Metro Parent and Merger Sub set forth herein or in any other document delivered pursuant hereto shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” qualifiers set forth therein) would not have, individually or in the aggregate, a Parent Material Adverse Effect.
          (b) Each of Cable Buyer, Metro Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
          (c) Each of Cable Buyer, Metro Parent and Merger Sub shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive

Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.
     Section 6.3 Conditions to Obligations of the Parents and Merger Sub to Effect the Acquisition Transactions. The obligations of the Parents and Merger Sub to effect the Acquisition Transactions are further subject to the fulfillment (or waiver, in whole or in part, in writing by the Parents and Merger Sub, to the extent permitted by applicable Law) on or prior to the Closing Date of the following further conditions:
          (a) The representations and warranties of the Company set forth in: (i) the final two sentences of Section 3.2(a) (Capital Stock) and the first sentence of Section 3.10 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date; (ii) Section 3.26 (2009 Segment Results) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; (iii) Section 3.19 (Required Vote of the Company Stockholders) and Section 3.22 (Section 203 of the DGCL) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time; (iv) Section 3.1 (Qualification; Organization; Subsidiaries; etc.), Section 3.2 (Capital Stock) (other than the final two sentences of Section 3.2(a)), Section 3.3(a) (Corporate Authority Relative to This Agreement; No Violation) and Section 3.21 (Finders or Brokers), disregarding all qualifications contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (v) Article III hereof (other than the Sections of Article III described in clauses (i)-(iv) above), shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (v) where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” qualifiers set forth therein) has not resulted in or would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
          (b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
          (c) Since the date of this Agreement, there shall not have occurred and be continuing any facts, circumstances, events, conditions, occurrences or changes that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (d) The Company shall have delivered to the Parents a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.
     Section 6.4 Frustration of Closing Conditions. Neither the Company, Cable Buyer, Metro Parent nor Merger Sub may rely, either as a basis for not consummating the Acquisition

Transactions or for terminating this Agreement and abandoning the Acquisition Transactions, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Acquisition Transactions and the other transactions contemplated by this Agreement, as required by and subject to Section 5.6.
ARTICLE VII
TERMINATION
     Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger or the other Acquisition Transactions by the stockholders of the Company (unless otherwise indicated below):
          (a) by the mutual written consent of the Company and the Parents;
          (b) by either the Company or the Parents if (i) the Effective Time shall not have occurred on or before September 4, 2010 (the “End Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Acquisition Transactions on or before such date;
          (c) by either the Company or the Parents if (i) there shall be any applicable United States federal or state Law that makes the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Entity having competent jurisdiction shall have entered an injunction or other order permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition Transactions and such injunction or order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to remove such injunction;
          (d) by either the Company or the Parents if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;
          (e) by the Company, if Cable Buyer, Metro Parent or Merger Sub shall have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) shall not have been cured, or is not capable of being cured, within twenty (20) days following receipt by either Parent of written notice of such breach or failure to perform from the Company (or if earlier, the End Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if it is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not to be satisfied;
          (f) by the Parents, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) shall not have been cured, or is not capable of being cured, within twenty (20) days following receipt by the Company of written notice of such breach or failure to perform from either Parent (or if earlier, the End Date); provided the Parents shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if either of the Parents or Merger Sub is then in breach of any of their representations, warranties, covenants or other agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not to be satisfied;
          (g) by the Company, prior to receipt of the Company Stockholder Approval, if the Board of Directors of the Company or the Special Committee shall have effected a Change of Recommendation; provided, that the Company shall concurrently with a termination pursuant to this Section 7.1(g) pay the Termination Fee to the Parents or another person designated in writing by the Parents;
          (h) by the Company, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 5.3(e); provided that the Company shall concurrently with a termination pursuant to this Section 7.1(h) pay the Termination Fee to the Parents or another person designated in writing by the Parents;
          (i) by the Parents, if (i) the Company has failed to make the Recommendation in the Proxy Statement or the Special Committee or the Board of Directors of the Company or any other authorized committee thereof has effected a Change of Recommendation prior to the Company Stockholder Approval; (ii) the Special Committee, the Board of Directors of the Company or any other authorized committee thereof shall have adopted, approved, endorsed or recommended to the stockholders of the Company an Alternative Proposal; (iii) a tender offer or exchange offer for outstanding shares of Company Common Stock that would, if consummated in accordance with its terms, constitute an Alternative Proposal shall have been commenced (other than by the Parents or any of their respective affiliates) and the Special Committee, the Board of Directors of the Company or any other authorized committee thereof recommends that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten (10) business days after the public announcement of such tender or exchange offer or, if earlier, prior to the date of the Company Meeting, the Special Committee, the Board of Directors of the Company or any other authorized committee thereof fails to recommend against acceptance of such offer; (iv) the Company enters into an Alternative Acquisition Agreement; or (v) the Company, the Special Committee, the Board of Directors of the Company or any other authorized committee thereof shall have publicly announced its intention to do any of the foregoing;
          (j) by the Company, if all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and the Company has indicated in writing that the Company is ready, willing and able to consummate the transactions contemplated by this Agreement (subject to the satisfaction or waiver of all of the conditions set forth in Section 6.1 and Section 6.2), and the Parents and Merger Sub fail to consummate the transactions contemplated by this Agreement within ten (10) business days following the date on which the Closing should have occurred pursuant to Section 1.2 (it being understood that during the period of twelve (12) business days following the date on which the Closing should have occurred pursuant to Section 1.2, the Parents shall not be entitled to terminate this Agreement pursuant to Section 7.1(b)). For the avoidance of doubt, the Company may not exercise the termination right in this Section 7.1(j) if the Company’s failure to comply in any material respect with its obligations under Section 5.11(c) caused or contributed materially to the failure of Cable Buyer, Metro Parent and Merger Sub to consummate the transactions under the circumstances described herein; or
          (k) by the Parents, if after the date of this Agreement, there shall have occurred any facts, circumstances, events, conditions, occurrences or changes that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, which (if curable) shall not have been cured by the Company within twenty (20) days following receipt by the Company of written notice from the Parents of such Company Material Adverse Effect (or if earlier, the End Date).
     Section 7.2 Effect of Termination.
          (a) Notwithstanding any provision of this Agreement to the contrary, if:
               (i) (A) this Agreement is validly terminated pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f) (due to a breach of Section 5.3 or Section 5.4), (B) following the execution and delivery of this Agreement and in the case of a termination pursuant to Section 7.1(b) or Section 7.1(f), prior to such termination, and in the case of a termination pursuant to Section 7.1(d), prior to the Company Meeting, any bona fide Alternative Proposal (substituting fifty percent (50%) for the twenty-five percent (25%) thresholds set forth in the definition of “Alternative Proposal”) (a “Qualifying Transaction”) shall have been communicated to the Company or a member of the Company’s Board of Directors (whether or not publicly disclosed) and not withdrawn or otherwise abandoned (and, if publicly disclosed, not publicly withdrawn or otherwise abandoned) and (C) within twelve (12) months following the termination of this Agreement pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f), as applicable, either a Qualifying Transaction is consummated or the Company enters into a definitive agreement providing for any Qualifying Transaction (in each case, whether or not the Qualifying Transaction was the same Qualifying Transaction referred to in clause (B), and whether or not during such twelve (12)-month period such Qualifying Transaction is subsequently consummated); or
               (ii) this Agreement is terminated by the Company pursuant to Section 7.1(g) or Section 7.1(h) or by the Parents pursuant to Section 7.1(i);
then in any such event the Company shall pay to the Parents (or a person designated in writing by the Parents) by wire transfer of same-day funds a fee equal to the Termination Fee. “Termination Fee” shall mean an amount equal to ten million dollars ($10,000,000) if such termination is effected pursuant to Section 7.1(h) in order to enter into a transaction with respect to a Superior Proposal prior to the No-Shop Period Start Date, and shall mean an amount equal to seventeen million five hundred thousand dollars ($17,500,000) in all other circumstances. Such payment shall be made, in the case of a termination referenced in clause (i) above, upon the earlier of the entry into a definitive agreement with respect to any Qualifying Transaction or the consummation of any Qualifying Transaction, or in the case of a termination referenced in clause (ii) above, concurrently with the termination of this Agreement by the Company pursuant to Section 7.1(g) or Section 7.1(h) or within two (2) business days after termination of this Agreement by the Parents pursuant to Section 7.1(i). For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion.
          (b) Notwithstanding any provision of this Agreement to the contrary, (i) if this Agreement is terminated (A) by either the Parents or the Company pursuant to Section 7.1(d), or (B) by the Parents pursuant to Section 7.1(k) and (ii) neither Parent nor Merger Sub is in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement that would cause the conditions to Closing set forth in Section 6.1 or Section 6.2 not to be satisfied, then in such event the Company shall pay to the Parents (or a person designated in writing by the Parents) by wire transfer of immediately available funds an amount equal to the Parent Expense Amount not later than three (3) business days after such termination. The “Parent Expense Amount” shall mean the actual documented, out-of-pocket expenses incurred by or on behalf of the Parents or their respective affiliates relating to the transactions contemplated by this Agreement (including, but not limited to, all reasonable fees and expenses of the Parents’ counsel, accountants, financial advisors, financing sources, hedging counterparties, experts and consultants) up to a maximum of six million dollars ($6,000,000). For the avoidance of doubt, in no event shall the Company be required to pay the Parent Expense Amount on more than one occasion. If the Company subsequently becomes obligated to pay the Termination Fee pursuant to Section 7.2(a)(i) above, then the Company shall receive credit to the extent of the Parent Expense Amount actually paid to the Parents pursuant to this Section 7.2(b).
          (c) Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant Section 7.2(a) or the Parent Expense Amount is or becomes payable pursuant to Section 7.2(b), the Parents’ and Merger Sub’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 7.2(a) or payment of the Parent Expense Amount pursuant to Section 7.2(b), as applicable, together with any amounts payable pursuant to Section 7.2(f) and/or Section 8.2, and upon payment in full of such amount, none of Cable Buyer, Metro Parent nor Merger Sub or any of their respective affiliates nor any other person shall have any rights or claims against the Company or any of its affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby, except to the extent that following any payment of the Parent Expense Amount, the Termination Fee subsequently becomes payable pursuant to Section 7.2(a)(i) (but subject to the final sentence of Section 7.2(b)).
          (d) The Parents shall pay, or cause to be paid, to the Company a termination fee equal to thirty million dollars ($30,000,000) (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 7.1(e) or Section 7.1(j). Any fee due under this Section 7.2(d) shall be paid to the Company or its designee by wire transfer of same-day funds within two (2) business days after the date of termination of this Agreement pursuant to Section 7.1(e) or Section 7.1(j), as applicable. For the avoidance of doubt, in no event shall the Parents be required to pay the Parent Termination Fee on more than one occasion.
          (e) Notwithstanding anything to the contrary in this Agreement, if Cable Buyer, Metro Parent and Merger Sub fail to effect the Closing for any reason or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent expressly permitted under Section 8.5, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Cable Buyer, Metro Parent, Merger Sub, Sponsor, any Lender (or other financing source) and any affiliate of any of the foregoing for any breach, loss or damage shall be to terminate this Agreement and, to the extent and only to the extent provided by Section 7.2(d) or pursuant to the Limited Guarantee, as applicable, to receive payment of the Parent Termination Fee from the Parents or Merger Sub (or Sponsor under the Limited Guarantee), together with any amounts payable pursuant to Section 7.2(f) and/or Section 8.2, and upon payment in full of such amounts, neither the Company nor any other person shall have any rights or claims against Cable Buyer, Metro Parent, Merger Sub, Sponsor, any Lender (or other financing source) or any affiliate of any of the foregoing under or relating to this Agreement, the Financing Commitments or the Limited Guarantee or the transactions contemplated hereby or thereby, nor shall the Company or any other person be entitled to bring or maintain any other claim, action or proceeding against Cable Buyer, Metro Parent, Merger Sub, Sponsor, any Lender (or other financing source) or any affiliate thereof arising out of this Agreement, the Financing Commitments or the Limited Guarantee, any of the transactions contemplated hereby or thereby; provided, however, that nothing in this Section 7.2(e) shall limit the rights of the Company to seek the remedy of specific performance under Section 8.5. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in Section 8.5.
          (f) If the Company or the Parents, as the case may be, fail to timely pay any amount due pursuant to this Section 7.2, and, in order to obtain the payment, the Parents or the Company, as the case may be, commence litigation or arbitration which results in a judgment (or any settlement payment) against the other party for the payment set forth in this Section 7.2, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at prime rate of JPMorgan Chase & Co. in effect on the date such payment was required to be made plus five percent (5%) per annum through the date such payment was actually received.
          (g) The parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. The parties acknowledge that the Termination Fee and the Parent Termination Fee, in the circumstances in which such fees become payable, constitute liquidated damages and are not a penalty. Each of the Termination Fee, the Parent Expense Amount and the Parent Termination Fee provided for in this Section 7.2 is payable under the terms provided in this Section 7.2 whether or not there has been any breach of this Agreement.
          (h) There shall be deducted from any payments made pursuant to this Section 7.2 such amounts as may be required to be withheld therefrom under the Code or under any provision of U.S. state or local Tax Law.
          (i) The party seeking to terminate this Agreement pursuant to Section 7.1 (other than Section 7.1(a)) shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other party in accordance with Section 8.7, specifying the provision or provisions hereof pursuant to which such termination is effected. Except as otherwise provided in this Article VII, any valid termination of this Agreement pursuant to Section 7.1 (other than Section 7.1(a)) shall be effective immediately upon the delivery of notice of the terminating party to the other party or parties hereto, as applicable. In the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any partner, member, stockholder, director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (i) for the terms of Section 3.21, Section 4.8, Section 4.12, Section 5.8, Article VII, Article VIII, the Limited Guarantee and the Confidentiality Agreement, each of which shall survive the termination of this Agreement (subject, in the case of the Limited Guarantee and the Confidentiality Agreement, to the terms thereof), and (ii) subject to Section 7.2 and Section 8.5(c), nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any breach of this Agreement.
ARTICLE VIII
MISCELLANEOUS
     Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Limited Guarantee) shall survive the consummation of the Acquisition Transactions. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Effective Time.
     Section 8.2 Expenses. Except as set forth in Section 7.2, whether or not the Acquisition Transactions are consummated, all costs and expenses incurred in connection with the Acquisition Transactions, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses; provided, however, that all fees paid in respect of any HSR or other regulatory filings (including in connection with the FCC Approvals, the State PUC Approvals and the LFA Approvals) shall be borne fifty percent (50%) by the Parents and fifty percent (50%) by the Company.
     Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic transmission or otherwise) to the other parties.
     Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
     Section 8.5 Enforcement; Jurisdiction
          (a) Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that, subject to Section 7.2 and Section 8.5(b), prior to the valid termination of this Agreement, the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Without limiting the foregoing, but subject to the provisions of Section 7.2, in the event of any breach of this Agreement by the Company, each of Cable Buyer, Metro Parent and Merger Sub retain the right to pursue any and all remedies available at law, in equity, in contract or otherwise, including without limitation specific performance and monetary damages. Subject to Section 8.5(b), the foregoing right shall include the right of the Company to cause each of Metro Parent and Merger Sub to seek to enforce the terms of the Metro Equity Financing and the Debt Financing Commitments related to the Metro Debt Financing (and any definitive agreements related thereto) and to cause Cable Buyer to seek to enforce the terms of the Cable Equity Financing and the Debt Financing Commitments related to the Cable Debt Financing (and any definitive agreements related thereto) against the Lenders, Sponsor and any other applicable party to the fullest extent permissible pursuant to such Financing Commitments (or any definitive agreements related thereto) and applicable Laws and to thereafter cause the Cable Transfer and the Merger to be consummated, in each case, if the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
          (b) Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of Metro Parent’s obligation to cause the Metro Equity Financing to be funded to fund the Merger and Cable Buyer’s obligation to cause the

Cable Equity Financing to be funded to fund the Cable Transfer and to consummate the transactions contemplated by this Agreement only in the event that (i) Cable Buyer, Metro Parent and Merger Sub are required to complete the Closing pursuant to Section 1.2, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Cable Buyer, Metro Parent and Merger Sub fail to complete the Closing pursuant to Section 1.2 and (iv) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or to seek to enforce specifically Metro Parent’s obligation to cause the Metro Equity Financing to be funded to complete the Merger or Cable Buyer’s obligation to cause the Cable Equity Financing to be funded to complete the Cable Transfer if the Cable Debt Financing or the Metro Debt Financing has not been funded (or will not be funded at the Closing if the Cable Equity Financing and the Metro Equity Financing are funded at the Closing). In connection with the performance by Cable Buyer, Metro Parent and Merger Sub of their obligations to seek to enforce the terms of the Financing Commitments (or any definitive agreements related thereto) pursuant to this Section 8.5, each of Cable Buyer, Metro Parent and Merger Sub shall reasonably consult and reasonably cooperate with the Company in connection with any Action or other enforcement efforts related to the Financing Commitments by (A) promptly providing the Company with copies of all material correspondence between Cable Buyer, Metro Parent or Merger Sub and/or any of their respective Representatives, on the one hand, and the Lenders, Sponsor and any other applicable party, on the other hand, (B) keeping the Company advised on a weekly basis with respect to any such Action or other enforcement efforts and (C) in good faith considering the views and advice of the Company, in each case, in connection with the enforcement of the Financing Commitments (or any definitive agreements related thereto); provided, however, that in no event shall anything in this sentence be deemed to require any party to disclose information or otherwise take any action in compliance herewith if such party reasonably determines that doing so would (I) cause a violation of any material agreement to which such person is a party, (II) cause a material risk of loss of privilege to such person, or (III) constitute a violation of any applicable Law. Notwithstanding anything to the contrary set forth in this Agreement, except as and to the extent expressly permitted by this Section 8.5, the parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Cable Buyer, Metro Parent or Merger Sub or any remedy to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedies set forth in Section 7.2.
          (c) Without limiting the rights of the Parents or their respective affiliates under and to the extent provided in this Section 8.5, the Parents and Merger Sub acknowledge and agree that each of them has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of the Parents or their respective affiliates, any of the Company Parties (other than the Company to the extent provided in this Agreement), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Company Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. Without limiting the rights of the Company under and to the extent provided in this Section 8.5, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of the Company and its affiliates, any of the Parent Parties (as defined below) (other than Cable

Buyer, Metro Parent and Merger Sub to the extent provided in this Agreement and Sponsor to the extent provided in the Limited Guarantee), through either Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of either Parent against Sponsor or any other Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights to recover from Sponsor (but not any other Parent Party (including any general partner or managing member)) under and to the extent provided in the Limited Guarantee and subject to the limitations described therein. Recourse against Sponsor under the Limited Guarantee shall be the sole and exclusive remedy of the Company and its affiliates against Sponsor and any other Parent Party (other than Cable Buyer, Metro Parent and Merger Sub to the extent provided in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated hereby.
          (d) For purposes hereof: (i) “Parent Parties” shall mean, collectively, Cable Buyer, Metro Parent, Merger Sub, Sponsor, the Lenders or other funding sources and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing, and (ii) “Company Parties” shall mean, collectively, the Company and its Subsidiaries and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing.
          (e) Each of the parties hereto irrevocably agrees that any Action arising out of or relating to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives (to the fullest extent permitted by applicable Law), and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.5, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such court. Each of the parties hereto agrees that notice or the service of process in any Action arising out of or relating to this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 8.7.
     Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHER, EACH OF THE PARTIES HERETO HEREBY CERTIFIES THAT NO REPRESENTATIVE OR AGENT OF ANY OTHER PARTY OR ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY OR PERSON WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION. EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES THAT THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY THIS SECTION 8.6.
     Section 8.7 Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:
To Cable Buyer, Metro Parent or Merger Sub:
c/o ABRY Partners
111 Huntington Avenue
Boston, MA 02199
Attention: Jay Grossman
                 Blake Battaglia
Facsimile: 617-859-8797
with copies to:
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
Attention: Stephen O. Meredith, Esq.
                 Peter J. Barrett, Esq.
                   Matthew J. Gardella, Esq.
Facsimile: 617-227-4420

To the Company:
RCN Corporation
196 Van Buren Street
Herndon, VA 20170
Attention: Michael T. Sicoli
Facsimile: 703-434-8457
with copies to:
Jenner & Block LLP
353 N. Clark Street
Chicago, IL 60654-3456
Attention: Thomas A. Monson, Esq.
                 Donald E. Batterson, Esq.
                  Jill R. Sheiman, Esq.
Facsimile: 312-840-8711
                  312-923-2707
or to such other address or to the attention of such other party that the recipient has specified by prior notice to the other party in accordance with the preceding.
     Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
     Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
     Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Schedule, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except (a) as provided in Section 5.9 and (b) from and after the Effective Time, if the Effective Time occurs, the rights of holders of shares of Company Common Stock to receive the Merger Consideration set forth in Article II.
     Section 8.11 Amendments; Extensions of Time; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Cable Buyer, Metro Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NASDAQ Stock Market require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by any other party hereto with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Cable Buyer, Metro Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
     Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 8.13 No Presumption Against Drafting Party. Each of Cable Buyer, Metro Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived by each party.
     Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder.

     Section 8.15 Disclaimer. The representations and warranties in this Agreement are the product of negotiations among the parties hereto, are for the sole benefit of such parties and are subject to disclosures set forth in the Company SEC Documents and on the Company Disclosure Schedule. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.11 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties hereto should not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
     Section 8.16 Definitions.
          (a) References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in the immediately preceding sentence, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Cable Buyer and/or Metro Parent, the actual knowledge of the individuals listed on Section 8.16(a)(i) of the Company Disclosure Schedule and (ii) with respect to the Company, the actual knowledge of the individuals listed on Section 8.16(a)(ii) of the Company Disclosure Schedule. As used in this Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.
          (b) Each of the following terms is defined in the Section set forth opposite such term:

Acceptable Confidentiality Agreement	5.3	(j)
Acquisition Transactions	1.1	(b)
Action	3.7	(c)(ii)
affiliates	8.16	(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.3	(d)(ii)
Alternative Debt Commitment Letter	5.11	(b)
Alternative Debt Financing	5.11	(b)

Alternative Proposal	5.3	(k)
Antitrust Authority	5.6	(b)
Applicable Date Book-Entry Shares	3.4 2.2	(a) (a)
business day	8.16	(a)
Cable Business	3.1
Cable Buyer	Preamble
Cable Debt Financing	4.5	(a)
Cable Equity Commitment Letter Cable Equity Financing	4.5 4.5	(a) (a)
Cable Financing	5.11	(a)
Cable Opco	1.1	(a)(i)
Cable Transfer	1.1	(b)(iii)
Cable Transfer Payment	1.1	(b)(iii)
Cancelled Shares	2.1	(b)
Capital Expenditure Budget Certificate of Merger	5.1 1.1	(a) (b)(iv)
Certificates	2.2	(a)
Change of Recommendation	5.3	(d)(i)
Closing	1.2
Closing Date	1.2
Code Communications Act	2.2 3.3	(b)(iii) (b)
Company	Preamble
Company Approvals	3.3	(b)
Company Benefit Plans	3.9	(a)
Company Common Stock	2.1	(a)
Company Disclosure Schedule Company Employees	Article III Preamble 5.5	(b)(i)
Company Material Adverse Effect	3.1
Company Material Contract	3.20	(a)
Company Meeting	5.4	(d)
Company Parties	8.5	(d)
Company Permits	3.7	(b)
Company Preferred Stock	3.2	(a)
Company Restricted Share	5.5	(a)(ii)
Company Restricted Stock Unit	5.5	(a)(iii)
Company SEC Documents	3.4	(a)
Company Stock-Based Award	5.5	(a)(iv)
Company Stock Option	5.5	(a)(i)
Company Stock Plans	3.2	(a)
Company Stockholder Approval	3.19
Confidentiality Agreement	5.2	(c)
control Credit Agreement	8.16 1.1	(a) (b)(iii)
Debt Financing	4.5	(a)

Debt Financing Commitments	4.5	(a)
DGCL	1.1	(a)
Disclosed Conditions	4.5	(a)
Dissenting Shares	2.1	(d)
EBITDA	3.26
Effective Time	1.1	(b)(iv)
Employee	3.15
End Date	7.1	(b)
Environmental Law Equity Commitment Letters	3.8 4.5	(b) (a)
Equity Financing	4.5	(a)
ERISA	3.9	(a)
Exchange Act	3.3	(b)
Exchange Fund	2.2	(a)
FCC	3.3	(b)
FCC Approvals	3.3	(b)
Federal Communications Laws	3.7	(c)(v)
Fiber Business	3.1
Financing	4.5	(a)
Financing Commitments	4.5	(a)
Fixed NY Assets	1.1	(a)(vi)
Franchise	3.3	(b)
Fully Diluted Shares	3.2	(a)
GAAP	3.4	(b)
Governmental Entity	3.3	(b)
Hazardous Substance	3.8	(c)
HSR Act	3.3	(b)
Indemnified Party	5.9	(a)
Intellectual Property	3.16
Intervening Event IRS	5.3 3.9	(e) (b)
ISDA Agreements	1.1	(b)(iii)
knowledge	8.16	(a)
Law	3.7	(a)
Laws	3.7	(a)
Lenders	4.5	(a)
LFA	3.3	(b)
LFA Approvals	3.3	(b)
Lien	3.3	(c)
Limited Guarantee	4.12
Local Franchising Authority	3.3	(b)
Marketing Period	5.16
Merger	Recitals
Merger Consideration	2.1	(a)
Merger Sub	Preamble
Metro Debt Financing	4.5	(a)

Metro Equity Commitment Letter	4.5	(a)
Metro Equity Financing	4.5	(a)
Metro Financing	5.11	(a)
Metro Parent	Preamble
New Plans	5.5	(b)(ii)
No-Shop Period Start Date	5.3	(a)
Notice Period	5.3	(e)(ii)
Old Plans	5.5	(b)(ii)
Option and Stock-Based Consideration	5.5	(a)(iv)
Option Consideration	5.5	(a)(i)
Parent Approvals	4.2	(b)
Parent Expense Amount	7.2	(b)
Parent Material Adverse Effect	4.1
Parent Parties	8.5	(d)
Parent Termination Fee	7.2	(d)
Parents	Preamble
Paying Agent	2.2	(a)
Permitted Lien	3.3	(c)
person	8.16	(a)
Pre-Acquisition Transactions	1.1	(a)
Pro Forma Segment Financial Information	5.11	(d)
Proxy Statement	5.4	(a)
Purchase Price	5.3	(m)
Qualifying Transaction	7.2	(a)
RCN-BecoCom LLC	1.1	(a)(iv)
RCN D.C.	1.1	(a)(iii)
RCN IL	1.1	(a)(ii)
RCN Internet	1.1	(a)(x)
RCN ISP LLC	1.1	(a)(x)
RCN MA Inc.	1.1	(a)(iv)
RCN NY LLC 1	1.1	(a)(vi)
RCN NY LLC 2	1.1	(c)(i)
RCN NY Newco	1.1	(a)(vi)
RCN PA Newco	1.1	(a)(v)
RCN Telecom	1.1	(a)(v)
RCN Telecom (Lehigh)	1.1	(a)(vi)
RCN Telecom (Philadelphia)	1.1	(a)(v)
RCN TS NY LP	1.1	(a)(vi)
Real Property	3.17
Recommendation	3.3	(a)
Regulation S-K	3.4	(b)
Regulatory Law	5.6	(g)
Representatives	5.2	(a)
Required Information	5.11	(c)
Restricted Share Consideration	5.5	(a)(ii)
Restricted Stock Unit Consideration	5.5	(a)(iii)

Sarbanes-Oxley Act	3.4	(a)
SEC	3.4	(a)
Securities Act	3.4	(a)
Segment Financial Statements	5.11	(d)
Share	2.1	(a)
Special Committee	Recitals
Sponsor	4.5	(a)
Starpower	1.1	(a)(iii)
State Communications Laws	3.7	(c)(v)
State PUC	3.3	(b)
State PUC Approvals	3.3	(b)
Subsidiaries	8.16	(a)
Superior Proposal	5.3	(l)
Surviving Corporation	1.1	(b)(iv)
Tax Return	3.14	(j)
Taxes	3.14	(j)
Termination Date	5.1	(a)
Termination Fee	7.2	(a)
Transaction Documents	1.1	(d)
WARN Act	3.15
Warrant Agent	3.2	(a)
Warrant Agreement	3.2	(a)
Warrants	3.2	(a)

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

YANKEE CABLE ACQUISITION, LLC
By:	/s/ Jay Grossman
	Name:	Jay Grossman
	Title:	President

YANKEE METRO PARENT, INC.
By:	/s/ Jay Grossman
	Name:	Jay Grossman
	Title:	President

YANKEE METRO MERGER SUB, INC.
By:	/s/ Jay Grossman
	Name:	Jay Grossman
	Title:	President

RCN CORPORATION
By:	/s/ Peter D. Aquino
	Name:	Peter D. Aquino
	Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger